SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

CMA – Participações S.A.

Economic and Financial
Appraisal Report

June 2004

TABLE OF CONTENTS

1.	Presentation	3
2.	The pay-television and high-speed cable Internet market	4
	2.1. Macroeconomic considerations	4
	2.2. Market evolvement	4
	2.3. Trends	6
3.	The company	8
	3.1. Products and services	9
	3.2. Revenue sources	10
	3.3. Economic-financial history	10
4.	Assumptions on the appraisal by discounted cash flow	23
	4.1. Introduction	23
	4.2. Revenues projection	23
	4.3. Costs and expenses projection	25
	4.4. Taxes and rates	26
	4.5. Balance sheet assumptions	27
	4.6. Cash flow assumptions	28
	4.7. Discount rate	30
5.	Projected financial statements	33
	5.1. Net Anápolis - projections	34
	5.2. Net Bauru - projections	35
	5.3. Net Campo Grande - projections	36
	5.4. Net Goiânia - projections	37
	5.5. Net Piracicaba - projections	38
	5.6. Net Ribeirão Preto - projections	39
	5.7. Net Sorocaba - projections	40
	5.8. Net São José do Rio Preto - projections	41
	5.9. Net São Paulo - projections	41
6.	Valuation Methodology	43
7.	Value suggested for the company	48
	7.1. Appraisal by the discounted cash flow	48
	7.2. Book value of the shareholders’ equity	52
	7.3. Average value of the exchange-traded stocks	53
	7.4. Conclusion of the appraisal	53
8.	Appraiser’s declarations	54
Attachment 1 – Detailed assumptions		56

1. Presentation

CMA Participações S.A. (CMA), jointly with Net Serviços de Comunicação S.A. (Net Serviços), holds the share control of Multicanal Telecomunicações S.A (Multicanal). Multicanal, the single investment of CMA, has ten controlled companies. These companies perform in the telecommunications sector in the segment of pay-television and high-speed cable Internet access services.

The CMA, through companies controlled by Multicanal, operates in the States of São Paulo, Goiás and Mato Grosso do Sul. In 2003, the company reached a quantity of clients in excess of 540 thousand subscribers in the pay-television service and more than 25 thousand high-speed cable Internet subscribers.

In April 2004, Net Serviços, contacted Boucinhas & Campos + Soteconti Auditores (B&C+S) and requested an economic valuation of CMA, its controlled company. Net Serviços intends to carry out a tender offer with a view to closing the CMA’s capital.

This report aims at presenting the company’s economic valuation. The appraisal aims at suggesting the value of the shares on December 31, 2003, values in domestic currency on that date. This value may provide elements to define the shares bid price for tender offer effects.

In order to identify the value of CMA’s shares, or simply the company’s value, three criteria were adopted in compliance with the requirement of Ruling No. 361/2002 of the CVM – Brazilian Securities Commission:

  The appraisal by the weighted average price of the exchange-quoted company’s shares over the past 12 months;
  Shareholders’ equity valuation per share of the company assessed on the last periodic information sent to the CVM;
  Appraisal through the discounted cash flow methodology. This methodology, broadly used in the corporate area takes into account the value the company should reflect, amongst other aspects, its expectation of cash generation.

Boucinhas & Campos + Soteconti carried out a general survey of major data related to the cable TV and high-speed cable Internet sector, as well as economic data, which could influence the estimate of CMA’s economic-financial performance. Net Serviços provided Boucinhas & Campos + Soteconti with all the information, both pertaining to CMA and Multicanal and its controlled companies necessary to prepare the cash flow projection including: accounting reports (unaudited), management information about its operations, characteristics of CMA’s services and various other assumptions.

The discounted cash flow methodology uses technical criteria and it is based on the assumptions and presumptions carefully developed jointly with Net Serviços. Nevertheless, we cannot ensure that the assumptions used in these projections will materialize. In addition, this study does not appraise the efficiency of the company’s managers and their administrative decisions. In view of these factors, the value resulting from the appraisal by discounted cash flow, amongst the three forms of appraisal required by CVM, only is demonstrated as a suggestion for the CMA’s share value.

The presentation of this appraisal report aims at complying with a legal requirement and does not constitute a request or sale advice on the part of Boucinhas & Campos + Soteconti. The decision to whether or not abide by the Public Offer is the exclusive responsibility of shareholders owning outstanding shares.

2. The pay-television and high-speed cable Internet market

2.1 Macroeconomic considerations

The pay-television and high-speed cable Internet market tends to suffer a direct influence from the general levels of the country’s economic activity. As a rule, the GDP growth directly reflects on the growth of subscribers base.

This relation with the GDP is reasonably clear. Overall, the more the economy grows, higher will be the disposable income for consumption and the unemployment levels will be lower. This tends to increase the consumption volume of services offered by CMA (through its controlled companies). Likewise, when we see an economy downturn and fall in the family income, the subscribers base tends to decrease. Consumers may consider the monthly subscription payments as non-essential expenditures.

The current expectation of the market is that the GDP shows a positive real growth rate between 3% and 4% for the next two years.

The country’s basic interest rate, the SELIC (Special System for Settlement and Custody), also has a significant influence on the market CMA performs. This is due to its connection with the GDP growth. The interest rate practiced may influence the consumption and investment levels. Accordingly, it may generate positive or negative effects on demand for the CMA’s services.

There is an expectation that the basic interest rate shall decrease in the next years.

The table below demonstrates the market expectation in relation to the major macroeconomic indicators considered to valuate CMA through the discounted cash flow.

Table 1 – Macroeconomic indicators

	2000	2001	2002	2003	2004*	2005*

Growth of Brazilian GDP	4.4%	1.3%	1.9%	-0.2%	3.5%	3.5%
Annual interest rate - Selic (December)	16.2%	19.1%	23.1%	16.9%	14.75%	13.25%

Annual inflation - IGP-DI (General Price Index-domestic cash fund)	9.8%	10.4%	26.4%	7.7%	9.71%	5.75%
Annual Inflation - IPCA (Amplified Consumer Price Index)	6.0%	7.7%	12.5%	9.3%	6.59%	5.37%

Source: IPEA (Brazilian Institute of Applied Economics and Brazilian Central Bank- *Market expectation (Bacen (Brazilian Central Bank, Market Report dated June 4, 2004)

2.2 Market evolvement

2.2.1 Pay-television

In addition to operators of the Net Serviços group, the companies TVA, Direct TV and Sky arise as main performers in the industry of pay-television in Brazil.

This sector reached significance from 1995. Until 1994, there were approximately 400 thousand subscribers. From 1995, this volume reached and exceeded the mark of 1 million of subscribers, reaching approximately 3.5 million in 2000. During such period, as illustrated in the Graph 1, the subscribers base annually grew 28%, on average.

From 2000, the quantity of pay-television subscribers stabilized in approximately 3.5 million.

Graph 1 – Quantity of pay-television subscribers in Brazil

Source: ABTA – Pay-television Brazilian Association

2.2.2 High-speed cable Internet

In Brazil, the companies offering high-speed cable Internet-based services consist of pay-television operators and telephone companies. We point out Telefonica, Brasil Telecom, Telemar and Net Serviços.

This service, amongst the pay-television operators, strengthened from 2000. This year, the quantity of users exceeded 50 thousand. Over the past 3 years, as illustrated in the Graph 2, the quantity of users has been annually growing 44% on average.

Graph 2 – Subscribers of high-speed cable Internet service by the pay-television operators in Brazil

Source: ABTA

2.3 Trends

2.3.1 Pay-television

We have two most relevant trends for the pay-television sector in Brazil for CMA’s valuation: A slow growth in the quantity of subscribers and a reduction in revenues with new sign-on.

The quantity of pay-television subscribers was maintained stable over the past 4 years; however, we believe this may gradually reach higher levels.

As illustrated in the Graph 3, the pay-television penetration in residences having TV in Brazil is still positioned in the lowest level amongst the South America countries.

Graph 3 – Pay-television penetration in residences having TV in the South America countries

Source: ABTA 2003/2004, Mídia Fatos.

At the same time, a potential growth in the quantity of subscribers would not require additional investments in the network installed. According to the ABTA’s data, currently there are 11 million of cabled residences in the country. To provide the pay-television service to these residences, in general, the single investments necessary correspond to expenditures connected with the installation at the subscriber’s residence and marketing expenses.

The growth in the quantity of subscribers is also based on the expectation of higher economic growth levels in the country from 2004. This may increase the pay-television demand. Nevertheless, the growth estimate does not exceed 3.5% p.a. in 2004 and 2005 (Table 1). Thus, the quantity of subscribers may grow also in limited percentages.

In relation to the sign-on revenues, values tend to fall. The operators have been adopted a reduction in the sign-on fees as one of the strategies to attract new clients.

2.3.2 High-speed cable Internet

In the segment of broadband Internet service, we also have two trends of greater impact on the expectation of CMA’s cash generation.

The first trend consists of increasing the quantity of users. On the contrary to the pay-television, the broadband Internet market is fully expanding (Graph 2). In view of such fact, the growth rate estimated for this sector for the next years may exceed the growth in the quantity of pay-television subscribers. Nevertheless, for the pay-television operators, the growth in the broadband Internet users is limited to the quantity of TV subscribers.

Similarly to the segment of pay-television, another important trend is connected to the sign-on prices. Prices have been decreased in view of a reformulation in the trade features of services provided. Briefly, the operator no longer charges the sign-on fee, but requires the subscriber uses the service for a minimum period of time. With this policy, the operator manages to increase the quantity of subscriptions, by maintaining revenues for a minimum period capable of at least offsetting part of the investment made to hook up this new customer.

3. The company

CMA was founded in 1988, and currently has the following share composition:

Shareholder	Amount

Net Serviços	50.66%
Dabny	46.60%
Public	2.74%

Total	100.0%

Source: Net Serviços

Through Multicanal Telecomunicações, single company in which CMA has share control, has an indirect interest in nine pay-television operators. From these companies, two of them also provide broadband Internet service as illustrated in the Figure 1, below:

Figure 1 – CMA’s ownership in its operating controlled companies

* Companies providing the broadband Internet service Source: Net Serviços

Multicanal also holds 100% in Reyc Comércio e Participações Ltda. (Reyc), an equipment supplier operating company, and a 3.75% interest in Cabodinâmica TV CB S. Paulo S/A (Cabodinâmica), a non-operating company.

The company has subscribers in the cities exhibited in the Figure 1. The quantity of pay-television subscribers has been stabilized over the past 3 years, according to the Graph below.

Graph 4 – Quantity of subscribers in the CMA*’s pay-tv service

Source: Net Serviços – Average quantity of subscribers in the year

* The algebraic sum of the number of subscribers, disregarding the proportional equity interest

Referring to the broadband Internet service, CMA shows a subscribers base with an annual average growth of 100% over the past 3 years, as illustrated in the Graph below:

Graph 5 – Quantity of subscribers in the CMA’s broadband Internet service

Source: Net Serviços – Average quantity of subscribers in the year

3.1 Products and services

CMA makes available to its clients basically 5 different pay-television packages. Each package offers to the customer a different quantity of channels.

Package	Quantity of channels offered

• Advanced	63
• Plus	54
• Master	49
• Standard	32
• Vírtua TV	27

In addition to the monthly pay-television packages, CMA also provides pay-individual programming, the Pay per view.

Net Sorocaba and Net São Paulo also provide the broadband Internet service - Vírtua, in different data transmission speeds.

3.2 Revenue sources

CMA’s major revenue sources are:

  Pay-television monthly fees;
  Pay-television sign-on fees;
  Vírtua’s services monthly fees ;
  Pay per view programming.

3.3 Economic-financial history

CMA’s accounting statements exhibited on the Tables 2 to 13 below are the basis for the preparation of cash flow projections. For analysis effect, the net financial income and the non-operating income were excluded from the income statements of the controlled companies (including Multicanal).

Table 2 – CMA Participações S.A. – Accounting statements

Income Statement – R$ (000)	2001	2002	2003

Gross Income	0	0	0
Operating Expenses/Revenues	13,761	(39,618)	(1,367)
General and administrative expenses	(58)	(84)	(54)
Financial revenues and expenses	(15)	(23)	(25)
Other operating expenses	(1,525)	(1,525)	(1,525)
Equity accounting result	15,359	(37,986)	237

Operating Income/Loss	13,761	(39,618)	(1,367)
Income/Loss for the period	13,761	(39,618)	(1,367)

Balance Sheet – R$ (000)	2001	2002	2003

Assets	4,576	3,051	1,528
Current Assets	0	0	3
Cash Equivalents	0	0	3
Permanent Assets	4,576	3,051	1,525
Investments	4,576	3,051	1,525

	2001	2002	2003
Liabilities	4,576	3,051	1,528
Current Liabilities	0	9	6
Long-term liabilities	44,741	82,825	82,672
Debts with affiliated persons	44,741	82,825	82,672
With controlled companies	41,935	79,432	79,194
With shareholders	2,806	3,393	3,478

Shareholders’ equity	(40,165)	(79,783)	(81,150)
Capital Stock	36,010	36,010	36,010
Capital Reserve	(708)	(708)	(708)
Retained earnings (losses)	(75,467)	(115,085)	(116,452)

Source: CVM (Brazilian Securities Commission), standardized financial statements

Table 3 – Multicanal Telecomunicações S.A. – Accounting statements

Income Statement - R$ (000)

	Accounting history
	2000	2001	2002	2003

Net Revenue	-	-	-	-

Operating Expenses

Administrative Expenses	(1,201)	(779)	(515)	(106)

Other Operating Expenses	120	(57)	(1,766)	(698)

Subtotal - Operating Expenses	(1,081)	(836)	(2,281)	(804)
Earnings Before Interest, Tax, Deprec. and Amortiz. - (Ebitda)	(1,081)	(836)	(2,281)	(804)

Depreciation	(292)	(242)	(242)	(78)
Amortization - goodwill on acquisition	(1,328)	(1,328)	(1,327)	(1,260)
Deferred Amortization	(418)	(295)	(67)	(94)

Earnings Before Interest and Income Tax	(3,119)	(2,701)	(3,916)	(2,236)

Income Tax and Social Contribute on Net Income	-	-	-	1,878
Net Income	(3,119)	(2,701)	(3,916)	(358)

Balance Sheet - R$ (000)

Assets	310,401	42,818	20,377	99,902

Current Assets	2,130	1,328	322	5,142
Cash equivalents	42	6	2	7
Clients	-	1	-	-
Provision for doubtful receivables	-	-	(0)	(0)
Other - current assets	2,089	1,321	320	5,135

Long-term assets	280,660	26,916	11,274	(459,050)

Permanent Assets	27,610	14,574	8,782	553,809
Investiments	26,454	13,980	8,466	553,663
Shareholders’ equity value and others	18,907	12,095	3,573	549,441
Goodwill on acquisition	12,670	8,336	12,670	13,260
Accumulated amortization - goodwill on acquisition	(5,123)	(6,450)	(7,777)	(9,037)
Fixed Assets	736	478	222	146
Cost - fixed assets	2,245	3,023	3,708	3,556
Accumulated Depreciation/Amortization	(1,510)	(2,545)	(3,464)	(3,388)
Others - fixed assets	-	-	(22)	(22)
Deferred Assets	421	115	94	-
Deferred Cost	2,088	1,240	275	48
Accumulated amortization - deferred	(1,668)	(1,124)	(181)	(48)

Liabilities	310,401	42,818	20,377	99,902

Current Liabilities	207	40	357	1,213
Other current liabilities accounts	207	40	357	1,213

Long-term liabilities	715,949	338,822	587,386	664,360

Shareholders’ equity	(405,755)	(296,044)	(567,366)	(565,670)
Capital Stock and Capital and Profit Reserves	109,029	109,029	109,029	109,029
Retained earnings	(514,784)	(405,073)	(676,394)	(674,699)

Source: Net Serviços

Table 4 – Net Anápolis – Accounting statements

Anápolis

Income Statement - R$ (000)

	Accounting history
Gross Revenue	2000	2001	2002	2003

Pay-TV - monthly fees	1,746	1,908	1,912	2,154
Pay-TV - sign-on	73	58	58	44
Other revenues	95	103	32	28
Total	1,913	2,070	2,003	2,227

Gross revenue deductions	(213)	(306)	(305)	(336)
Net Revenue	1,699	1,764	1,698	1,890

Cost of Services Rendered

Programming	-	(545)	(632)	(570)
Subscribers costs and others	-	(417)	(398)	(409)
Total - Cost	(875)	(962)	(1,030)	(979)

Gross Income	824	802	668	911

Operating Expenses

Administrative Expenses	(255)	(260)	(220)	(261)

Sales Expenses	(153)	(145)	(86)	(163)
Doubtful accounts expenses	(51)	(118)	(82)	(48)
Marketing, operations and products	(103)	(27)	(5)	(116)

Other Operating Expenses	(22)	(93)	2	(461)

Subtotal - Operating Expenses	(431)	(498)	(305)	(886)
Earnings Before Interest, Tax, Deprec. and Amortiz. - (Ebitda)	393	304	363	26

Depreciation	(803)	(879)	(376)	(316)
Deferred Amortization	(390)	(351)	(195)	(36)

Earnings Before Interest and Income Tax	(800)	(926)	(208)	(326)

Income Tax and Social Contribution on Net Income	-	-	-	264
Net Income	(800)	(926)	(208)	(62)

Balance Sheet - R$ (000)

Assets	4,493	3,948	3,337	3,626

Current Assets	514	633	357	989
Cash equivalents	40	193	140	460
Clients	375	291	226	308
Provision for doubtful receivables	(37)	(79)	(70)	(113)
Inventories	4	37	20	12
Others - current assets	131	191	42	322

Long-term assets	171	184	434	345

Permanent assets	3,809	3,132	2,546	2,292
Fixed Assets	3,281	2,918	2,499	2,228
Cost - fixed assets	7,454	7,990	8,023	8,025
Accumulated depreciation/amortization	(4,173)	(5,072)	(5,453)	(5,735)
Others - fixed assets	-	-	(71)	(63)
Deferred Assets	528	214	47	64
Deferred cost	1,954	1,503	1,524	1,577
Accumulated amortization - deferred	(1,426)	(1,289)	(1,477)	(1,513)

Liabilities	4,493	3,948	3,337	3,626

Currrent Liabilities	294	484	559	845
Bank loans	-	72	-	-
Other current liabilities accounts	294	413	559	845

Long-term liabilities	12,109	13,518	18,406	18,828

Shareholders' equity	(7,910)	(10,054)	(15,628)	(16,046)
Capital Stock and Capital and Profit Reserves	12	12	12	12
Retained earnings	(7,922)	(10,066)	(15,641)	(16,058)

Source: Net Serviços

Table 5 – Net Bauru – accounting statements

Bauru

Income Statement - R$ (000)

	Accounting history
Gross Revenue	2000	2001	2002	2003

Pay-TV - monthly fees	7,343	7,554	7,320	7,865
Pay-TV - sign-on	169	125	110	60
Other revenues	228	129	73	14
Total	7,741	7,808	7,502	7,938

Gross revenue deductions	(864)	(1,166)	(1,133)	(1,195)
Net Revenue	6,877	6,641	6,370	6,743

Cost of Services Rendered

Programming	-	(2,239)	(2,419)	(2,329)
Subscribers costs and others	-	(2,486)	(2,410)	(2,457)
Total - Cost	(4,637)	(4,725)	(4,829)	(4,786)

Gross Income	2,239	1,916	1,541	1,957

Operating Expenses

Administrative Expenses	(944)	(738)	(549)	(693)

Sales Expenses	(427)	(306)	(254)	(213)
Doubtful accounts expenses	(168)	(151)	(245)	(81)
Marketing, operations and products	(259)	(155)	(8)	(132)

Other Operating Expenses	(88)	(52)	329	(446)

Subtotal - Operating Expenses	(1,459)	(1,096)	(475)	(1,351)
Earnings Before Interest, Tax, Deprec. and Amortiz. - (Ebitda)	780	821	1,067	605

Depreciation	(1,284)	(1,693)	(551)	(573)
Deferred Amortization	(513)	(566)	(297)	(217)

Earnings Before Interest and Income Tax	(1,016)	(1,439)	219	(185)

Income Tax and Social Contribution on Net Income	-	-	-	52
Net Income	(1,016)	(1,439)	219	(133)

Balance Sheet - R$ (000)

Assets	9,513	7,843	7,011	8,860

Current Assets	1,048	1,029	943	2,806
Cash equivalents	18	218	332	2,139
Clients	904	760	703	718
Provision for doubtful receivables	(126)	(81)	(198)	(217)
Inventories	41	37	33	23
Others - current assets	210	94	73	142

Long-term assets	1,099	1,195	1,312	78

Permanent assets	7,367	5,620	4,756	5,977
Fixed Assets	6,248	4,981	4,342	5,688
Cost - fixed assets	13,964	14,403	14,661	16,579
Accumulated depreciation/amortization	(7,715)	(9,421)	(10,190)	(10,725)
Others - fixed assets	-	-	(129)	(167)
Deferred Assets	1,119	638	414	289
Deferred cost	2,979	1,840	1,814	1,776
Accumulated amortization - deferred	(1,860)	(1,201)	(1,400)	(1,487)

Liabilities	9,513	7,843	7,011	8,860

Currrent Liabilities	1,840	2,096	1,520	1,748
Other current liabilities accounts	1,840	2,096	1,520	1,748

Long-term liabilities	20,420	23,509	30,735	2,875

Shareholders' equity	(12,747)	(17,762)	(25,244)	4,237
Capital Stock and Capital and Profit Reserves	689	689	689	30,101
Retained earnings	(13,435)	(18,451)	(25,933)	(25,864)

Source: Net Serviços

Table 6 – Net Campo Grande – Accounting statements

Campo Grande

Income Statement - R$ (000)

	Accounting history
Gross Revenue	2000	2001	2002	2003

Pay-TV - monthly fees	9,942	10,627	10,782	12,271
Pay-TV - sign-on	170	239	226	166
Other revenues	409	363	322	309
Total	10,521	11,229	11,330	12,746

Gross revenue deductions	(1,152)	(1,646)	(1,668)	(1,901)
Net Revenue	9,369	9,582	9,663	10,845

Cost of Services Rendered

Programming	-	(3,142)	(3,483)	(3,735)
Subscribers costs and others	-	(3,277)	(2,887)	(2,622)
Total - Cost	(5,173)	(6,419)	(6,370)	(6,356)

Gross Income	4,196	3,164	3,293	4,489

Operating Expenses

Administrative Expenses	(1,327)	(958)	(613)	(955)

Sales Expenses	(345)	(411)	(235)	(253)
Doubtful accounts expenses	(122)	(279)	(216)	(66)
Marketing, operations and products	(223)	(132)	(19)	(187)

Other Operating Expenses	(68)	(91)	(204)	(484)

Subtotal - Operating Expenses	(1,740)	(1,460)	(1,051)	(1,692)
Earnings Before Interest, Tax, Deprec. and Amortiz. - (Ebitda)	2,456	1,704	2,242	2,798

Depreciation	(1,257)	(1,270)	(442)	(519)
Deferred Amortization	(448)	(479)	(269)	(184)

Earnings Before Interest and Income Tax	751	(46)	1,532	2,095

Income Tax and Social Contribution on Net Income	(0)	-	(326)	(103)
Net Income	751	(46)	1,206	1,993

Balance Sheet - R$ (000)

Assets	8,645	8,236	6,974	11,578

Current Assets	1,886	2,193	1,458	4,794
Cash equivalents	457	798	636	3,031
Clients	1,157	1,165	1,090	1,253
Provision for doubtful receivables	(109)	(142)	(296)	(185)
Inventories	38	74	49	25
Others - current assets	342	298	(20)	670

Long-term assets	1,510	1,623	1,783	108

Permanent assets	5,250	4,420	3,733	6,676
Fixed Assets	4,255	3,807	3,357	6,363
Cost - fixed assets	13,608	14,492	14,688	17,740
Accumulated depreciation/amortization	(9,353)	(10,685)	(11,149)	(11,265)
Others - fixed assets	-	-	(182)	(112)
Deferred Assets	995	613	376	313
Deferred cost	2,651	1,753	1,677	1,792
Accumulated amortization - deferred	(1,656)	(1,140)	(1,301)	(1,479)

Liabilities	8,645	8,236	6,974	11,578

Currrent Liabilities	748	1,274	2,134	2,739
Other current liabilities accounts	748	1,274	2,134	2,739

Long-term liabilities	21,660	24,445	28,577	4,352

Shareholders' equity	(13,763)	(17,483)	(23,736)	4,487
Capital Stock and Capital and Profit Reserves	2,129	2,129	2,147	28,229
Retained earnings	(15,892)	(19,612)	(25,884)	(23,743)

Source: Net Serviços

Table 7 – Net Goiânia – Accounting statements

Goiânia

Income Statement - R$ (000)

	Accounting history
Gross Revenue	2000	2001	2002	2003

Income Statement - R$ (000)

	Accounting history
Gross Revenue	2000	2001	2002	2003

Pay-TV - monthly fees	16,421	18,478	18,552	20,589
Pay-TV - sign-on	645	464	509	336
Other revenues	895	881	350	458
Total	17,961	19,823	19,410	21,382

Gross revenue deductions	(2,010)	(2,936)	(2,912)	(3,204)
Net Revenue	15,951	16,887	16,498	18,178

Cost of Services Rendered

Programming	-	(5,415)	(5,927)	(6,275)
Subscribers costs and others	-	(3,593)	(3,497)	(3,200)
Total - Cost	(8,272)	(9,008)	(9,424)	(9,475)

Gross Income	7,679	7,880	7,074	8,702

Operating Expenses

Administrative Expenses	(2,921)	(1,601)	(961)	(1,632)

Sales Expenses	(1,351)	(1,421)	(717)	(1,032)
Doubtful accounts expenses	(262)	(1,032)	(549)	(402)
Marketing, operations and products	(1,088)	(390)	(168)	(630)

Other Operating Expenses	(170)	(61)	(382)	(694)

Subtotal - Operating Expenses	(4,442)	(3,084)	(2,059)	(3,359)
Earnings Before Interest, Tax, Deprec. and Amortiz. - (Ebitda)	3,237	4,796	5,015	5,344

Depreciation	(5,467)	(6,806)	(2,442)	(2,103)
Deferred Amortization	(1,921)	(2,061)	(1,165)	(432)

Earnings Before Interest and Income Tax	(4,151)	(4,072)	1,409	2,809

Income Tax and Social Contribution on Net Income	-	-	-	1,949
Net Income	(4,151)	(4,072)	1,409	4,758

Balance Sheet - R$ (000)

Assets	32,384	27,008	24,086	27,319

Current Assets	3,272	3,849	3,015	9,279
Cash equivalents	122	140	640	4,640
Clients	2,708	2,591	2,027	2,586
Provision for doubtful receivables	(649)	(745)	(659)	(1,119)
Inventories	75	102	100	84
Others - current assets	1,016	1,761	906	3,088

Long-term assets	2,586	2,533	4,323	2,705

Permanent assets	26,526	20,626	16,748	15,336
Fixed Assets	23,221	19,010	16,141	14,769
Cost - fixed assets	52,328	53,667	53,566	54,321
Accumulated depreciation/amortization	(29,108)	(34,658)	(37,253)	(39,337)
Others - fixed assets	-	-	(172)	(215)
Deferred Assets	3,305	1,616	607	567
Deferred cost	10,162	7,628	7,595	6,858
Accumulated amortization - deferred	(6,857)	(6,012)	(6,988)	(6,292)

Liabilities	32,384	27,008	24,086	27,319

Currrent Liabilities	2,119	3,555	3,466	7,550
Bank loans	-	54	-	-
Other current liabilities accounts	2,119	3,501	3,466	7,550

Long-term liabilities	80,368	86,267	110,385	1,591

Shareholders' equity	(50,104)	(62,815)	(89,765)	18,179
Capital Stock and Capital and Profit Reserves	2,807	2,807	2,780	107,531
Retained earnings	(52,910)	(65,621)	(92,545)	(89,352)

Capital Funds	-	-	-	-

Source: Net Serviços

Table 8 – Net Piracicaba – Accounting statements

Piracicaba

Income Statement - R$ (000)

	Accounting history
Gross Revenue	2000	2001	2002	2003

Pay-TV - monthly fees	10,838	10,920	10,625	11,538
Pay-TV - sign-on	146	259	166	92
Other revenues	360	87	86	56
Total	11,344	11,266	10,878	11,686

Gross revenue deductions	(1,267)	(1,688)	(1,646)	(1,765)
Net Revenue	10,077	9,578	9,232	9,921

Cost of Services Rendered

Programming	-	(3,135)	(3,197)	(3,122)
Subscribers costs and others	-	(3,297)	(3,018)	(2,834)
Total - Cost	(5,687)	(6,432)	(6,215)	(5,956)

Gross Income	4,390	3,146	3,017	3,965

Operating Expenses

Administrative Expenses	(1,276)	(958)	(659)	(1,013)

Sales Expenses	(434)	(339)	(154)	(284)
Doubtful accounts expenses	(106)	(187)	(135)	(160)
Marketing, operations and products	(328)	(152)	(19)	(124)

Other Operating Expenses	(97)	(72)	(834)	(695)

Subtotal - Operating Expenses	(1,807)	(1,369)	(1,647)	(1,992)
Earnings Before Interest, Tax, Deprec. and Amortiz. - (Ebitda)	2,583	1,777	1,370	1,974

Depreciation	(1,495)	(264)	(530)	(651)
Deferred Amortization	(253)	(524)	(363)	(172)

Earnings Before Interest and Income Tax	835	989	476	1,150

Income Tax and Social Contribution on Net Income	(45)	(167)	2	(267)
Net Income	790	822	479	883

Balance Sheet - R$ (000)

Assets	8,405	8,771	8,386	11,871

Current Assets	1,819	2,217	1,764	4,473
Cash equivalents	129	731	427	2,959
Clients	1,114	918	775	929
Provision for doubtful receivables	(82)	(108)	(96)	(268)
Inventories	113	31	35	26
Others - current assets	544	645	623	827

Long-term assets	1,331	1,435	2,317	69

Permanent assets	5,255	5,119	4,305	7,329
Fixed Assets	4,253	4,556	3,988	7,075
Cost - fixed assets	13,044	13,655	13,367	16,596
Accumulated depreciation/amortization	(8,791)	(9,099)	(9,316)	(9,454)
Others - fixed assets	-	-	(62)	(68)
Deferred Assets	1,002	563	317	254
Deferred cost	1,761	1,711	1,699	1,676
Accumulated amortization - deferred	(759)	(1,148)	(1,382)	(1,421)

Liabilities	8,405	8,771	8,386	11,871

Currrent Liabilities	2,000	2,549	2,974	3,813
Other current liabilities accounts	2,000	2,549	2,974	3,813

Long-term liabilities	2,861	2,542	1,956	4,043

Shareholders' equity	3,544	3,680	3,455	4,016
Capital Stock and Capital and Profit Reserves	1	1	1	1
Retained earnings	3,542	3,678	3,454	4,014

Source: Net Serviços

Table 9 – Net Ribeirão Preto – Accounting statements

Ribeirão Preto

Income Statement - R$ (000)

	Accounting history
Gross Revenue	2000	2001	2002	2003

Pay-TV - monthly fees	12,961	14,127	14,294	15,660
Pay-TV - sign-on	259	361	267	162
Other revenues	372	436	409	47
Total	13,592	14,925	14,970	15,869

Gross revenue deductions	(1,516)	(2,224)	(2,239)	(2,391)
Net Revenue	12,076	12,701	12,731	13,478

Cost of Services Rendered

Programming	-	(4,404)	(4,938)	(4,856)
Subscribers costs and others	-	(4,073)	(3,701)	(3,818)
Total - Cost	(7,433)	(8,477)	(8,639)	(8,674)

Gross Income	4,643	4,223	4,091	4,804

Operating Expenses

Administrative Expenses	(1,920)	(1,514)	(1,397)	(1,395)

Sales Expenses	(540)	(522)	(425)	(392)
Doubtful accounts expenses	(145)	(291)	(381)	(128)
Marketing, operations and products	(395)	(231)	(43)	(264)

Other Operating Expenses	(91)	(21)	(602)	(904)

Subtotal - Operating Expenses	(2,550)	(2,058)	(2,423)	(2,691)
Earnings Before Interest, Tax, Deprec. and Amortiz. - (Ebitda)	2,093	2,165	1,668	2,113

Depreciation	(2,431)	(1,503)	(943)	(1,007)
Deferred Amortization	(786)	(799)	(576)	(382)

Earnings Before Interest and Income Tax	(1,125)	(136)	150	724

Income Tax and Social Contribution on Net Income	-	-	-	433
Net Income	(1,125)	(136)	150	1,157

Balance Sheet - R$ (000)

Assets	15,366	14,171	12,905	14,403

Current Assets	1,716	2,254	2,212	6,007
Cash equivalents	109	239	473	3,801
Clients	1,498	1,540	1,432	1,607
Provision for doubtful receivables	(135)	(182)	(291)	(377)
Inventories	96	27	67	91
Others - current assets	149	629	531	885

Long-term assets	2,332	2,549	2,831	424

Permanent assets	11,318	9,368	7,862	7,972
Fixed Assets	9,352	8,037	7,117	7,482
Cost - fixed assets	25,240	25,561	25,731	26,483
Accumulated depreciation/amortization	(15,888)	(17,524)	(18,490)	(18,772)
Others - fixed assets	-	-	(124)	(229)
Deferred Assets	1,966	1,331	745	489
Deferred cost	4,546	3,410	3,144	3,223
Accumulated amortization - deferred	(2,579)	(2,079)	(2,398)	(2,734)

Liabilities	15,366	14,171	12,905	14,403

Currrent Liabilities	2,334	2,639	3,319	4,178
Other current liabilities accounts	2,334	2,639	3,318	4,178

Long-term liabilities	50,498	57,555	74,218	5,233

Shareholders' equity	(37,466)	(46,024)	(64,631)	4,991
Capital Stock and Capital and Profit Reserves	2,308	2,308	2,308	72,148
Retained earnings	(39,775)	(48,333)	(66,940)	(67,157)

Source: Net Serviços

Table 10 – Net Sorocaba – Accounting statements

Sorocaba

Income Statement - R$ (000)

	Accounting history
Gross Revenue	2000	2001	2002	2003

Pay-TV - monthly fees	11,397	11,892	11,793	12,779
Pay-TV - sign-on	426	196	176	137
Virtua - monthly fees	-	513	844	1,105
Virtua - sign-on	-	190	22	27
Virtua - other revenues	-	176	2	16
Other revenues	464	308	274	(20)
Total	12,287	13,275	13,112	14,044

Gross revenue deductions	(1,349)	(1,945)	(2,121)	(2,325)
Net Revenue	10,938	11,331	10,991	11,720

Cost of Services Rendered

Programming	-	(3,439)	(3,796)	(3,677)
Subscribers costs and others	-	(4,223)	(4,145)	(3,721)
Total - Cost	(6,008)	(7,661)	(7,941)	(7,398)

Gross Income	4,930	3,669	3,050	4,321

Operating Expenses

Administrative Expenses	(2,285)	(1,831)	(1,292)	(1,430)

Sales Expenses	(554)	(665)	(647)	(395)
Doubtful accounts expenses	(153)	(351)	(597)	(168)
Marketing, operations and products	(401)	(314)	(50)	(227)

Other Operating Expenses	(102)	(77)	(190)	(537)

Subtotal - Operating Expenses	(2,941)	(2,572)	(2,129)	(2,362)
Earnings Before Interest, Tax, Deprec. and Amortiz. - (Ebitda)	1,989	1,097	921	1,959

Depreciation	(2,045)	(2,689)	(1,295)	(1,240)
Deferred Amortization	(880)	(917)	(441)	(364)

Earnings Before Interest and Income Tax	(936)	(2,509)	(815)	354

Income Tax and Social Contribution on Net Income	-	-	-	238
Net Income	(936)	(2,509)	(815)	593

Balance Sheet - R$ (000)

Assets	17,659	18,573	14,413	18,025

Current Assets	1,795	2,775	1,143	5,144
Cash equivalents	44	849	95	3,591
Clients	1,547	1,703	1,458	1,321
Provision for doubtful receivables	(140)	(205)	(751)	(638)
Inventories	34	56	46	39
Others - current assets	309	373	294	831

Long-term assets	1,454	1,768	2,066	536

Permanent assets	14,410	14,030	11,204	12,345
Fixed Assets	12,930	13,147	10,681	11,975
Cost - fixed assets	22,632	25,667	24,283	26,788
Accumulated depreciation/amortization	(9,702)	(12,520)	(13,524)	(14,650)
Others - fixed assets	-	-	(78)	(163)
Deferred Assets	1,480	884	523	370
Deferred cost	3,842	2,566	2,551	2,259
Accumulated amortization - deferred	(2,362)	(1,683)	(2,028)	(1,889)

Liabilities	17,659	18,573	14,413	18,025

Currrent Liabilities	1,422	1,893	2,490	3,188
Other current liabilities accounts	1,422	1,893	2,490	3,188

Long-term liabilities	30,873	39,099	47,473	4,799

Shareholders' equity	(14,635)	(22,419)	(35,550)	10,038
Capital Stock and Capital and Profit Reserves	633	633	633	45,846
Retained earnings	(15,267)	(23,051)	(36,182)	(35,808)

Source: Net Serviços

Table 11 – Net São José do Rio Preto – Accounting statements

S.J. Rio Preto

Income Statement - R$ (000)

	Accounting history
Gross Revenue	2000	2001	2002	2003

Pay-TV - monthly fees	8,354	8,574	8,225	8,801
Pay-TV - sign-on	149	135	141	98
Other revenues	269	210	172	109
Total	8,772	8,919	8,538	9,008

Gross revenue deductions	(975)	(1,323)	(1,279)	(1,347)
Net Revenue	7,797	7,596	7,259	7,661

Cost of Services Rendered

Programming	-	(2,621)	(2,792)	(2,727)
Subscribers costs and others	-	(1,959)	(1,917)	(2,179)
Total - Cost	(4,164)	(4,580)	(4,709)	(4,906)

Gross Income	3,633	3,016	2,550	2,755

Operating Expenses

Administrative Expenses	(1,030)	(807)	(625)	(874)

Sales Expenses	(268)	(351)	(251)	(272)
Doubtful accounts expenses	(88)	(216)	(237)	(144)
Marketing, operations and products	(179)	(135)	(15)	(128)

Other Operating Expenses	(71)	(103)	(2,592)	(477)

Subtotal - Operating Expenses	(1,368)	(1,261)	(3,469)	(1,623)
Earnings Before Interest, Tax, Deprec. and Amortiz. - (Ebitda)	2,265	1,755	(919)	1,132

Depreciation	(1,209)	(690)	(477)	(526)
Deferred Amortization	(643)	(450)	(319)	(203)

Earnings Before Interest and Income Tax	413	615	(1,715)	403

Income Tax and Social Contribution on Net Income	-	-	-	394
Net Income	413	615	(1,715)	797

Balance Sheet - R$ (000)

Assets	8,104	7,861	6,462	8,311

Current Assets	1,246	1,734	1,034	3,442
Cash equivalents	110	690	195	2,012
Clients	970	923	825	936
Provision for doubtful receivables	(78)	(117)	(196)	(281)
Inventories	53	53	50	36
Others - current assets	190	184	160	739

Long-term assets	1,287	1,393	1,535	100

Permanent assets	5,571	4,733	3,893	4,769
Fixed Assets	4,518	4,079	3,525	4,511
Cost - fixed assets	13,061	13,234	13,405	14,902
Accumulated depreciation/amortization	(8,543)	(9,155)	(9,715)	(10,207)
Others - fixed assets	-	-	(165)	(184)
Deferred Assets	1,053	654	368	258
Deferred cost	3,643	1,847	1,775	1,806
Accumulated amortization - deferred	(2,590)	(1,193)	(1,407)	(1,548)

Liabilities	8,104	7,861	6,462	8,311

Currrent Liabilities	814	1,354	1,623	2,191
Other current liabilities accounts	814	1,354	1,623	2,191

Long-term liabilities	24,044	26,589	35,108	5,587

Shareholders' equity	(16,754)	(20,082)	(30,269)	533
Capital Stock and Capital and Profit Reserves	1,870	1,870	1,870	32,677
Retained earnings	(18,625)	(21,952)	(32,139)	(32,144)

Capital Funds	-	-	-	-

Source: Net Serviços

Table 12 – Net São Paulo – Accounting statements

São Paulo

Income Statement - R$ (000)

	Accounting history
Gross Revenue	2000	2001	2002	2003

Pay-TV - monthly fees	299,330	367,237	415,071	458,127
Pay-TV - sign-on	21,567	12,726	10,807	6,167
Virtua - monthly fees	-	9,566	13,423	18,840
Virtua - sign-on	-	1,245	455	642
Virtua - other revenues	-	1,458	188	749
Other revenues	22,479	21,764	10,448	2,679
Total	343,377	413,996	450,393	487,203

Gross revenue deductions	(37,577)	(64,422)	(68,755)	(75,075)
Net Revenue	305,799	349,574	381,638	412,128

Cost of Services Rendered

Programming	-	(111,527)	(140,847)	(138,250)
Subscribers costs and others	-	(97,308)	(102,806)	(94,004)
Total - Cost	(174,693)	(208,835)	(243,652)	(232,253)

Gross Income	131,106	140,738	137,986	179,875

Operating Expenses

Administrative Expenses	(48,887)	(42,058)	(22,658)	(29,161)

Sales Expenses	(34,648)	(24,676)	(15,814)	(24,654)
Doubtful accounts expenses	(4,898)	(8,317)	(11,800)	(8,770)
Marketing, operations and products	(29,751)	(16,359)	(4,015)	(15,884)

Other Operating Expenses	(2,464)	(5,092)	(26,110)	813

Subtotal - Operating Expenses	(85,999)	(71,826)	(64,583)	(53,002)
Earnings Before Interest, Tax, Deprec. and Amortiz. - (Ebitda)	45,107	68,912	73,403	126,872

Depreciation	(53,161)	(66,795)	(34,706)	(40,752)
Amortization - goodwill on acquisition	-	(7,609)	0	-
Amortization - goodwill by incorporation	-	-	-	(49,105)
Deferred amortization	(35,989)	(35,728)	(25,975)	(12,317)

Earnings Before Interest and Income Tax	(44,043)	(41,220)	12,723	24,699

Income Tax and Social Contribution on Net Income	-	-	(555)	(1,013)
Net Income	(44,043)	(41,220)	12,168	23,686

Balance Sheet - R$ (000)

Assets	444,979	734,929	701,108	650,871

Current Assets	47,917	56,224	67,103	75,638
Cash equivalents	744	1,604	16,776	30,813
Clients	45,197	56,992	56,397	48,900
Provision for doubtful receivables	(6,302)	(10,943)	(12,664)	(10,037)
Inventories	1,886	994	1,430	1,194
Others - current assets	6,393	7,576	5,164	4,768

Long-term assets	21,938	67,478	42,048	36,262

Permanent assets	375,124	611,227	591,958	538,971
Investimentos	-	2	421	313
Valor do patrimônio líquido e outros	-	2	421	313
Ágio na aquisição	-	7,609	7,609	7,609
Amortização acumulada - ágio na aquisição	-	(7,609)	(7,609)	(7,609)
Fixed Assets	305,625	299,123	273,522	276,124
Cost - fixed assets	550,960	644,259	660,469	694,035
Accumulated depreciation/amortization	(245,335)	(345,136)	(382,198)	(414,363)
Others - fixed assets	-	-	(4,749)	(3,548)
Deferred Assets	69,499	312,103	318,014	262,535
Goodwill by incorporation	-	-	294,629	294,629
Accum. Amortization - goodwill by incorporation	-	-	-	(49,105)
Deferred Costs	160,573	417,412	149,359	151,489
Accumulated amortization - deferred	(91,074)	(105,310)	(125,973)	(134,479)

Liabilities	444,979	734,929	701,108	650,871

Currrent Liabilities	84,237	223,549	131,753	126,227
Bank loans	18,896	21,309	0	0
Other current liabilities accounts	65,341	202,241	131,753	126,227

Long-term liabilities	735,795	396,871	567,263	73,627

Shareholders' equity	(375,053)	114,509	2,092	451,016
Capital Stock and Capital and Profit Reserves	23,107	290,877	290,877	737,816
Retained earnings	(398,159)	(176,369)	(288,785)	(286,800)

Source: Net Serviços

Table 13 – Reyc Comércio e Participações Ltda. – Accounting statements

Reyc

Income Statement - R$ (000)

	Accounting history
Gross Revenue	2000	2001	2002	2003

Total	120,977	96,099	44,638	31,425

Gross revenue deductions	(27,054)	(17,918)	(4,705)	(4,183)
Net Revenue	93,923	78,181	39,933	27,242

Cost of Services Rendered

Total Cost	(68,658)	(46,808)	(10,971)	(8,122)

Gross Income	25,265	31,373	28,962	19,120

Operating Expenses

Administrative Expenses	(1,272)	(1,686)	(2,651)	(1,078)

Sales Expenses	(12)	(8)	(10,206)	(649)

Other Operating Expenses	(333)	181	(4,404)	(3,371)

Subtotal - Operating Expenses	(1,617)	(1,514)	(17,261)	(5,098)
Earnings Before Interest, Tax, Deprec. and Amortiz. - (Ebitda) 23,648	29,860	11,702	14,022

Depreciation	(10,948)	(20,052)	(14,538)	(9,216)

Earnings Before Interest and Income Tax	12,700	9,808	(2,837)	4,807

Income Tax and Social Contribute on Net Income	-	-	-	-
Net Income	12,700	9,808	(2,837)	4,807

Balance Sheet - R$ (000)

Assets	145,096	164,051	129,782	97,400

Current Assets	41,453	56,858	29,282	22,455
Cash equivalents	814	810	181	101
Clients	5,977	10,477	10,488	10,870
Provision for doubtful receivables	-	-	(10,206)	(10,848)
Estoques	20,554	30,011	23,503	15,768
Other - current assets	14,108	15,560	5,316	6,565

Long-term assets	-	-	1,077	60,347

Permanent Assets	103,643	107,193	99,423	14,598
Fixed Assets	103,643	107,193	99,423	14,598
Cost - fixed assets	129,049	149,319	158,854	29,430
Accumulated Depreciation/Amortization	(25,406)	(42,126)	(54,302)	(9,921)
Others - fixed assets	-	-	(5,129)	(4,911)

Liabilities	145,096	164,051	129,782	97,400

Current Liabilities	150,622	183,745	138,530	104,205
Bank loans	110,121	112,448	90,689	98,343
Other current liabilities accounts	40,501	71,297	47,841	5,862

Long-term liabilities	69,712	102,862	229,157	11,985

Shareholders’ equity	(75,238)	(122,555)	(237,905)	(18,790)
Capital Stock and Capital and Profit Reserves	18	18	18	228,871
Retained earnings	(75,257)	(122,573)	(237,923)	(247,662)

Source: Net Serviços

4. Assumptions on the appraisal by discounted cash flow

4.1. Introduction

CMA’s information for the preparation of basis for the economic-financial projection was obtained from accounting statements and various management reports (physical and financial), unaudited, provided by Net Serviços. The accounting data were fully used, constituting the major tool for the structuring of a projection model. The period observed for analysis comprises the years 2000 up to 2003. Net Serviços also furnished information about the 2004 annual budget.

We considered that the information is representative and of quality, which were provided based on more updated physical and financial values.

The preparation of projections considered each one of the CMA’s operating controlled companies, on a separately basis. Thus, there are projections of physical, financial indicators and accounting statements projected for all the operating companies.

The description of assumptions in this report only exhibits consolidated data of a set of operations controlled by CMA. The Attachment I contains a breakdown of assumptions, opened per controlled company.

All the historical monetary values exhibited on the assumptions are free from inflation effects. The IGP-DI (General Price Index – domestic cash fund) variation applied to the revenues and expenses amounts related to the years prior to 2003 allows us a more precise comparison of its development.

All the assumptions were discussed and submitted to the Net Serviços’ analysis. The most part of these assumptions was provided by Net Serviços.

4.1.1 Period of projections

The projections comprise a 7-year period, containing annual data of income statements, balance sheet and cash flow. This period is sufficiently long to exhibit the CMA’s performance projected for the next years until its stabilization.

The value per share suggested for CMA was calculated for December 31, 2003. Therefore, the seven-year projection starts in January 2004 and ends in December 2010. From this last year, funds to be generated by the company incorporate its value through the calculation of residual value.

4.2. Revenues projection

The revenues projection mainly started from the analysis of historical physical data. This analysis allowed a physical data projection. The analysis of revenues jointly with the physical data enabled us the calculation of operating indicators used in the projections.

The revenues projections are limited to those arising from the assets related to the company’s purpose operating activity.

Financial revenues and non-operating revenues are not incorporated into projections. Nevertheless, the value of assets balance, which would provide these revenues, adds the result obtained from the discounted cash flow.

4.2.1 Pay-television revenues

Pay-television revenues basically consists of monthly fees and sign-on fees. Major assumptions are outlined in the Table 14.

From a historical analysis of the growth in the subscribers base of CMA (its controlled companies), from an analysis of the market trends and CMA’s management guidelines, a growth rate was projected for the subscribers base. Notwithstanding the average quantity of subscribers (12 month-average) has declined over the past 2 years, the projection considered an annual average growth of 2%. This represents a trend of change since the market is stable (Graph 4). This change is justified by the expectation of increase in the country’s economic growth rates (Table 1).

The historical average revenue per subscriber (ARPS) was calculated based on the actual1 annual physical and financial data.

By applying ARPS including monthly fees to the projected subscribers base generated an estimate for the pay-television monthly fees revenue.

The quantity of new sign-on derived from a turnover rates estimate. After projecting the subscribers base and the quantity of sign-off resulting from the turnover rates, the quantity of new subscriptions arises by difference. The formula below illustrates the calculation:

Current subscribers base = subscribers base of the previous year – sign-off + sign-on

The application of ARPS per subscription to the quantity and projected sign-on generated an estimate for the pay-television sign-on revenues. For the projections, the ARPS including sign-on decreased from 2004. This because CMA has been adopting strategic changes to this service.

Table 14 – Assumptions on projection of pay-tv revenues

Assumptions	2002	2003	2004 E	2005 E	2006 E	2007 E	2008 E	2009 E	2010 E

Annual growth of subscribers base	-3.0%	-0.5%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	1.5%
Average subscribers base	545,453	542,576	553,401	564,637	576,368	588,538	601,175	614,314	624,572
Turnover rate	18.7%	18.4%	15.9%	15.6%	15.3%	15.0%	15.0%	15.0%	15.0%

Quantity of sign-off	102,061	99,577	87,987	88,156	88,336	88,515	90,506	92,580	94,204
Quantity of sign-on	61,300	86,783	110,024	99,391	100,067	100,685	103,143	105,719	104,462

ARPU - monthly fees - R$	82.0	84.4	84.4	84.4	84.4	84.4	84.4	84.4	84.3
ARPU - sign-on - R$	218.9	83.7	36.6	36.5	36.4	36.4	36.4	36.3	36.3

Source: Net Serviços and B&C+S

4.2.2 Vírtua Revenues

The Vírtua service revenues, for projections effects, basically consist of monthly fees revenue and other revenues. The main assumptions are outlined in the Table 15.

The historical analysis of growth in the Vírtua’s subscribers base allowed identifying an important indicator: the percentage of pay-television subscribers who also subscribe Vírtua. To use Vírtua, the customer necessarily needs, due to legal restrictions, to have access to the pay-television. The projections for Vírtua considers that the penetration in relation to pay-television users grew from 11% in 2004 to 22% in 2010.

The application of ARPS including monthly fees to the subscribers base projected generated an estimate for Vírtua monthly fees revenue.

For the projections, there is no estimate for Vírtua sign-on revenue. CMA has not been charged the sign-on fee in view of strategic changes. Nevertheless, the new Vírtua subscriber undertakes to maintain the contract in effect for a minimum term.

The value projected for other revenues related to Vírtua corresponds to a percentage of the service net revenue.

___________________________________
1 Actual financial data correspond to the historical data translated into values in Reais dated 12/31/2003. The translation used the IGP-DI variation.

Table 15 – Assumptions on the projection of Vírtua revenues

Assumptions	2001	2002	2003	2004 E	2005 E	2006 E	2007 E	2008 E	2009 E	2010 E

Quantity of subscribers - Vírtua	15,738	19,254	26,877	50,697	78,600	98,000	105,500	107,700	109,260	110,449
Vírtua subscribers/ pay- TV subscribers	3.3%	4.2%	5.8%	10.8%	16.5%	20.3%	21.5%	21.6%	21.6%	21.6%

ARPU - Vírtua monthly fees - R$	73	66.5	61.8	61.8	61.8	61.8	61.8	61.8	61.8	61.8
Other revenues /net monthly fees revenue	16.2%	1.3%	3.8%	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%

Source: Net Serviços e B&C+S

4.2.3 Other revenues and total revenues

The value of other projections revenues considers the percentage this account represented on the total revenues in 2002 and 2003. This percentage is maintained fixed at 1.4% up to 2010, as outlined below:

Year	Other revenues / total gross revenue
2001:	4.8%
2002:	2.3%
2003:	0.6%
2004 to 2010:	1.4%

Source: Net Serviços and B&C+S

The sales projection exhibits annual actual growth rates higher than the historical figures of 2003 (0.5%) and 2002 (an actual fall of 15.4%). These growth rates arise as a result of the assumptions already presented.

The Table 16 below shows that the composition of CMA’s controlled companies sales during the projection period does not change. The growth in the Vírtua monthly fees revenues generated this change in the composition.

Table 16 – Basic composition of total revenues

Assumption	2002	2003	2004 E	2005 E	2006 E	2007 E	2008 E	2009 E	2010 E

Total revenue - CMA's controlled companies - R$ (000)	579,428	582,104	612,120	644,718	671,681	689,913	704,585	719,301	730,645
Actual growth of total revenues	-15.4%	0.5%	5.2%	5.3%	4.2%	2.7%	2.1%	2.1%	1.6%

Pay-TV - monthly fees	93%	94%	92%	89%	87%	86%	86%	86%	87%
Pay-TV - sign-on	2%	1%	1%	1%	1%	1%	1%	1%	1%
Virtua - monthly fees	3%	3%	6%	9%	11%	11%	11%	11%	11%
Virtua - sign-on	0%	0%	0%	0%	0%	0%	0%	0%	0%
Other revenues	2%	1%	2%	2%	2%	2%	2%	2%	2%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

4.3. Costs and expenses projection

Data from main costs and expenses assumptions can bee seen on the Table 17 and are outlined below.

  Programming and subscribers costs– the projection of these costs considered the quantity of actively paying subscribers and an annual basic value of subscribers expenditures. The 2003 historical data per subscriber served as basis for these costs.
  Administrative expenses – the administrative expenses do not grow in the same pace of sales. Therefore, the projections exhibit the 2003 expenses amounts growing slower than sales. Its growth corresponds to 15% of the annual percentage growth of each company’s gross revenue.
  Marketing, operations and products expenses – The projection of these expenses considered the quantity of subscriptions in the period as well as the basic value spent with sign-on. The 2003 historical data per subscription served as basis for these expenditures.
  Doubtful accounts expenses and other operating expenses – the value of these expenses corresponds to the average of percentages of these expenses in relation to the gross revenue of 2002 and 2003.
  Depreciation expenses – the historical values of depreciation expenses in relation to the balance of the fixed assets of the previous year were calculated. The projection uses the percentage found in 2003 as reference.
  Goodwill amortization expenses by incorporation – Net São Paulo shows an amount of R$294 million of goodwill by incorporation in the deferred assets. The amortization of these assets, according to Net Serviços, occurs in 6 equal installments of R$ 49 million from 2003.
  Cost of deferred assets amortization expenses – the account “Cost – deferred” contains accumulated expenditures applied in the process to connect new customers. The amortization expense amount corresponds to the variation of balance of the account “Accumulated amortization – deferred”. This account corresponds to a fixed percentage of the deferred assets – the cost during the projections.

Table 17 – Major costs and expenses assumptions

Assumptions	2001	2002	2003	2004 E to 2010 E

Annual programming costs per subscriber - R$	330	332	305	305
Annual subscriber costs per subscriber - R$	292	246	212	212

Annual administrative expenses - R$ (000)	69,043	31,198	37,413	37,413

Marketing expenses and operations per sign-on - R$	212	76	204	204

Doubtful accounts expenses - % gross revenue	2.2%	2.6%	1.7%	2.2%
Other operating expenses - % gross revenue	1.1%	5.7%	0.7%	3.2%
Depreciation - expense in relation to the balance of previous fixed assets	-11.6%	-5.1%	-5.8%	-5.8%

Source: Net Serviços e B&C+S analyses

The financial expenses do not compose the operating expenses amount for projections effects. It is understood that the operations financing policy shall not influence the company’s income. Therefore, similar to the financial revenues, the financial expenses are not incorporated into the projections. On the other hand, the balances of the liabilities associated to possible financial expenses reduce the value of discounted cash flow.

4.4. Taxes and rates

4.4.1 Direct taxes

Referring to the taxes directly levying on the revenues, the current rates incurring on the sector companies’ activities were applied, as follows:

  ICMS (value-added tax) – 10% on pay-TV services and 25% on Vírtua revenue;
  ISS (services tax) – 5%, except for Bauru (3%), Sorocaba (4%) and São José do Rio Preto (3%);
  PIS (Employees’ Profit Participation Program) – 0,65%;
  COFINS (Federal Social Security Tax) – 3%;
  FUST (Fund for the Universalization of the Telecommunication Services) and FUNTEL (Fund for the Telecommunications Technological Development) – 1.5%, levied on the gross revenue, net of ISS, PIS, COFINS and ICMS.

Source: Net Serviços

4.4.2 Income Tax and Social Contribution

Rules in force were applied referring to the Income Tax and Social Contributions, that is to say, 9% of the Social Contribution on income, a 15% income tax on the taxable income and a 10% surcharge on the amount exceeding R$ 240 thousand on an annual basis.

4.5. Balance sheet assumptions

The accounting balance sheets were used only as basis for the preparation of the cash flow, calculation of assets depreciation and amortization expenses. The cash flow considers the balance variations of current assets and liabilities accounts. The balance sheet also serves to demonstrate the variation of the company shareholders’ equity in view of the profits projected, dividends distributed and transfers of capital estimated.

The assumptions detailed and used in the projection of balance sheet are exhibited in the Attachment I and outlined below.

4.5.1 Assets

  Cash equivalents – the cash balance during the projections corresponds to the value of 45 days of operating expenses and costs. This theoretical cash balance was considered as the minimum necessary for the working capital.
  Clients – the clients account balance corresponds to the value of a month of revenues in the year of projection.
  Provision for doubtful receivables – this account corresponds to one percentage of clients account. The historical values of this percentage were analyzed and considered. The average provision for CMA corresponds to 23% of the clients account.
  Inventory – in general, this account shows the value of items used in the hook-up of new subscribers. Its balance is equivalent to 3.4 months (CMA’s average) of hook-up investments. This index corresponds to the balance of inventories in 2002 in relation to the monthly expenditures invested in hook-ups in 2003. The application of this index to the value of hook-up investments estimated results in the balance of inventories account of each year.
  Others (current assets account) – the value of this account results from the application of a fixed percentage to the balance of the cash equivalents account. The percentage corresponds to the ledger between the others account and the cash equivalents account in December 2003.
  Long-term assets, investments and fixed assets account – others (permanent assets) –The projection does not consider the variation of these accounts, since they do not bear an operational nature.
  The cost of fixed assets – corresponds to the opening balance of investment in fixed assets added to the values of new investments made in the period.
  Deferred Cost – the value of the deferred assets includes the expenditures estimated, necessary to attract new subscribers in the period, in addition to the opening account balance.
  Accumulated Depreciation – the sum of depreciation expenses.
  Accumulated amortization – the value of this account consists of a fixed percentage of the cost of fixed assets. The historical evolution of this percentage was analyzed and a 2003 value equivalent to 88.6% was used.

4.5.2 Liabilities

  Current Liabilities – the balance of the projections current liabilities is equivalent to 3 months (CMA’s average) of costs and operating expenses of the year under projection. This index corresponds to the balance of the current liabilities in relation to the monthly expenditure on costs and operating expenses in 2003. The application of this index to the values of estimated costs and operating expenses results in the balance of the current liabilities accounts of each year. The calculation of this index disregarded the non-operating values of programming liabilities.
  Long-term liabilities – the projection does not consider the variation of this account, as this does not bear an operational nature.
  Capital stock – the value of this account contains the opening balance of investments made for the company and the sum of transfers of capital necessary during the projections.
  Accumulated profits – sum of the projections net income.
  Dividends distributed – this account was created to explain the sum of all dividends distributed during the projections.

4.6. Cash flow assumptions

4.6.1 Investments

  Cost of fixed assets – the amount invested corresponds to a percentage of the gross revenue having 2003 as basis. This year, according to information provided by Net Serviços, CMA invested R$ 17.9 million in this account. This amount is equivalent to 3.1% of the gross revenue, a percentage maintained during the projections.
  Deferred cost – the investments with new subscribers enter in this account, which is added to the fixed assets. Net Serviços provided the amount spent per subscriber estimated for each CMA’s controlled company, as per Table below:

Table 18 – Sign-on expenditures per subscriber, per controlled company

Controlled Company	R$ per sign-on

Anápolis	54.6
Bauru	42.1
Campo Grande	54.3
Goiânia	54.6
Piracicaba	60.9
Ribeirão Preto	40.0
Sorocaba	51.0
S.J. Rio Preto	50.5
São Paulo	62.3

Source: Net Serviços

4.6.2 Shareholders’ cash flow

The shareholder’s cash flow constitutes the basis for the company’s economic valuation and for the calculation of its per share suggested value.

This cash flow occurs through transfers of capital and distribution of dividends. For projections effects, the negative cash flows, before the shareholders, were offset with transfers of capital. Likewise, the positive cash flows, before the shareholders, were distributed through the dividends.

The cash flow before the shareholders was calculated as follows:

  Net income/loss for the period
  (+) Depreciation and amortization
  (+) Variation of the net working capital
  (=) Operating activities cash flow
  (-) Investment activities cash flow
    Cost – fixed assets
    Cost - deferred
  (=) Cash Flow before the shareholders

4.6.3 Parent companies’ cash flow

In addition to the cash generated by the 9 pay-television operators of CMA (Anápolis, Bauru, Campo Grande, Goiânia, Piracicaba, Ribeirão Preto, São José do Rio Preto, São Paulo and Sorocaba), we still have the cash flow generated by Reyc.

Reyc sells and leases equipment used by the pay-television operators. Its clients are exclusively companies of the Net Serviços group. This includes the CMA’s 9 operators and others out of the CMA group. The Table below exhibits the calculation of its summarized historical cash flow.

Table 19 – Cash generated by Reyc in 2003 – R$ (000)

EBITDA	14,022
Income Tax and Social Contribution on Net Income	(1,634)
Cash Flow	12,388

Source: Net Serviços e B&C+S calculations

Taking into account that the Reyc’s revenues arise from the sale or lease of equipment to the pay-television operators, their growth may vary in view of the growth of investments made by them. This assumption served to prepare a growth estimate for Reyc’s cash flow, as per Table below:

Table 20 – Growth of the cash flow generated by Reyc during projections

Year	Annual Growth	Cash (R$ 000)

2003	n/a	12,388
2004	1.4%	12,559
2005	1.4%	12,733
2006	3.4%	13,165
2007	2.3%	13,472
2008	2.3%	13,784
2009	2.3%	14,102
2010	1.1%	14,253

The cash flows resulting from the parent companies’ activities also impacted on the CMA’s value. These cash flows refer to Multicanal (parent company) and the CMA itself (parent company). Their values are maintained fixed for projections effect.

Table 21 – Parent companies’ cash flow – R$ (000)

Company	2003
CMA parent company	(54)
Multicanal parent company	(338)

Source: Net Serviços and B&C+S calculations

CMA indirectly holds 0,.2% in Cabodinâmica. The Cabodinâmica’s historical cash flow does not generate significant effects for the CMA’s shareholders. This company demonstrated only R$15.00 as operating expenses in 2003 (except for the financial revenues and expenses). For this reason, the cash flow projection does not consider the Cabodinâmica.

4.7. Discount rate

To calculate the discount rate, the weighted average cost of the company’s capital was taken into account. The Weighted Average Cost of Capital (WACC) is the appropriate rate to discount the operating cash flow, since it reflects the opportunity cost of capital providers, weighted by the company’s capital structure. Companies pertaining to the pay-television market, in general, work with financial leverage.

The discount rate in real terms used was 9.34% p.a.. This rate corresponds to the weighted average cost of capital, which takes into account the various financing components: the cost of equity capital, the cost of third parties’ capital and the structure of average capital used by the pay-television market.

4.7.1 Cost of equity capital - Ke

The calculation of the cost of equity capital used the CAPM (capital assets pricing model) as basis. Its formula and calculation are exhibited below:

Formula:

Ke = RF + ßo[(RM)-RF] + (alpha)BR – (pi)USA

Where:

RF = Risk-free rate 2	5.53%
ß = Sector risk 3	1.2
RM = Return of the market 4	9.43%
[(RM)-RF] = Expected actual premium	3.9%
Interest rates in Brazil (Selic) 5	16.00%
Inflation in Brazil (goal) 5	6.00%
(alpha) BR = Country Risk 6	6.01%
(pi) USA = U.S. inflation 7	2.51%
Ke = Cost of equity capital – annual basis	13.72%

4.7.2 Beta Calculation

The ß (beta) is understood as the correlation coefficient between the share price of a certain company and the market behavior reference (usually a valuation index of the stock exchange as a whole). In this case, as a reference, betas of U.S. companies with a business profile similar to CMA’s were used. An “average beta” was calculated based on these data.

The betas of companies providing pay-television services and with shares traded at the major stock exchanges in the U.S.A. – NYSE and NASDAQ were surveyed.

Table 22 – Betas of companies in the cable TV sector in the USA

Company	Stock Exchange	Beta

Cablevision NY Grp	USA-NYSE	1.40
Cox Comm	USA-NYSE	0.60
Viacom	USA-NYSE	1.40
Comcast A	USA-NASDAQ	0.70
EchoStar Comm	USA-NASDAQ	1.90

Average Beta		1.20

Source: Economática, April 2004

_______________________________________
2 Referring to 30-year maturity U.S.A. Treasury bonds – Source: Bloomberg.com, May 13, 2004

3 Volatility of share return in relation to the market return (non-diversified risk index), Source: Economática, April 2004.

4 According to the theory, the market return in Brazil should refer to the Bovespa (São Paulo Stock Exchange) Index variation on a long-term basis. However in Brazil, the stock exchanges are not an appropriate source to calculate the market return. Few companies present shares effectively traded. In addition, the market return refers to a small quantity of shareholders, in general, non-voting rights (preferred shares). Thus, the Selic actual return was adopted as an alternative. This alternative arises as an option more connected to the Brazilian reality than the adjusted return of international stock exchanges.

5 Source: Brazilian Central Bank – COPOM (Monetary Policy Committee) dated April 14, 2004

6 Source: IPEA, April 2004 average - C-Bond spread on the U.S.A. bonds

7 Average variation of the past 5 years of Consumers Price Index (CPI) – Source: Bureau of Labor Statistics - BLS - www.bls.gov

The arithmetic average of these companies’ betas was calculated. The resulting value (1.20) was used for the calculation of cost of the CMA’s equity capital.

4.7.3 Cost of third parties’ capital - Kd

The cost of third parties’ capital corresponds to the basic interest rate practiced in Brazil, net of tax benefit produced by the acknowledgement of this expense.

Formula:

Kd = interest rates o (1 - T)

Where:

Interest rates = actual interest charged on the liabilities8	9.43%
T = Income tax and social contribution rates	34.00%
Kd = Cost of third parties’ capital – Annual basis	6.23%

4.7.4 Weighted average cost of capital

The WACC was calculated as per formula below:

Formula:

WACC = E/(E+D) oKe + D/(E+D) oKd

Where:

E = Equity capital – percentage of the pay-TV sector 9	42%
D = Third parties’ capital – percentage of the pay-TV sector 8	58%
Ke = Cost of equity capital	13.72%
Kd = Cost of third parties’ capital	6.23%
WACC – Annual basis	9.34%

__________________________________________
8 It corresponds to the Selic interest rate in April 2004, adjusted to the present value, Source: Brazilian Central Bank and B&C+S’ calculation.

9 Based on data of Gazeta Mercantil’s annual balance sheet, 2003.

5. Projected financial statements

The consolidated financial statements consist of account reports projected for the following CMA’s controlled companies:

  Net Anápolis;

  Net Bauru;

  Net Campo Grande;

  Net Goiânia;

  Net Piracicaba;

  Net Ribeirão Preto;

  Net Sorocaba;

  Net São José do Rio Preto;

  Net São Paulo;

The projections comprise the following summarized accounting reports:

  Income statements for the year;

  Balance sheet (prepared only for projection effects);

  Cash flow.

5.1. Net Anápolis - projections

Anápolis
Income Projection - R$ (000)

Revenues	Projections 2004	2005	2006	2007	2008	2009	2010

Pay-TV	2,428	2,698	3,001	3,338	3,713	4,130	4,475
Other revenues	35	39	44	49	54	60	65

Gross revenue	2,463	2,737	3,045	3,386	3,767	4,190	4,540

Gross revenue deductions	(366)	(407)	(453)	(504)	(560)	(623)	(675)
Net Revenue	2,097	2,330	2,592	2,882	3,207	3,567	3,865

Operating Costs and Expenses

Cost of Services Rendered	(1,089)	(1,211)	(1,347)	(1,499)	(1,667)	(1,855)	(2,011)
Programming	(634)	(706)	(785)	(873)	(971)	(1,081)	(1,172)
Subscribers costs and others	(454)	(505)	(562)	(625)	(696)	(774)	(839)

Gross Income	1,008	1,119	1,244	1,384	1,539	1,712	1,854

Operating Expenses	(535)	(556)	(591)	(629)	(674)	(723)	(749)
Administrative Expenses	(261)	(265)	(269)	(274)	(279)	(283)	(287)
Sales Expenses	(220)	(232)	(255)	(281)	(313)	(348)	(363)
Marketing, operations and products	(143)	(146)	(160)	(176)	(196)	(218)	(222)
Doubtful accounts expenses	(77)	(85)	(95)	(105)	(117)	(130)	(141)

Other Operating Expenses	(54)	(60)	(67)	(74)	(82)	(92)	(99)

Earnings before Tax, Interest, D. and A. (Ebitda)	474	563	653	754	865	989	1,105

Depreciation	(321)	(325)	(330)	(336)	(342)	(349)	(356)
Amortization - deferred	(56)	(57)	(63)	(69)	(77)	(85)	(87)

Earnings Before Income Tax	97	180	260	350	447	555	661

Income Tax and Social Contribution on Income	(29)	(45)	(60)	(84)	(110)	(139)	(167)
Net Income	68	135	200	265	336	416	494

Balance Sheet - R$ (000)

Assets	2,967	2,806	2,665	2,539	2,433	2,346	2,243

Current Assets	545	593	652	719	794	877	938
Cash equivalents	203	221	242	266	293	322	345
Clients	205	228	254	282	314	349	378
Provision for doubtful receivables	(64)	(71)	(79)	(88)	(98)	(109)	(118)
Inventories	59	60	66	72	80	89	91
Others - current assets	142	155	170	186	205	226	242

Long-term assets	345	345	345	345	345	345	345

Permanent assets	2,077	1,868	1,668	1,476	1,294	1,124	961
Fixed assets	2,010	1,799	1,596	1,401	1,216	1,042	875
Cost - fixed assets	8,128	8,242	8,369	8,510	8,667	8,842	9,031
Accumulated depreciation/amortization	(6,055)	(6,380)	(6,711)	(7,046)	(7,388)	(7,737)	(8,093)
Others - fixed assets	(63)	(63)	(63)	(63)	(63)	(63)	(63)
Deferred assets	67	69	72	75	78	82	85
Cost - deferred	1,636	1,696	1,761	1,833	1,913	2,003	2,093
Accumulated amortization - deferred	(1,569)	(1,626)	(1,689)	(1,759)	(1,835)	(1,921)	(2,008)

Liabilities	2,967	2,806	2,665	2,539	2,433	2,346	2,243

Current liabilities	650	522	572	628	691	761	814

Long-term liabilities	18,828	18,828	18,828	18,828	18,828	18,828	18,828

Shareholders' equity	(16,511)	(16,544)	(16,735)	(16,916)	(17,086)	(17,242)	(17,399)
Capital Stock and Capital and Profit Reserves	12	12	12	12	12	12	12
Dividends distributed (reducing account)	(533)	(700)	(1,091)	(1,538)	(2,044)	(2,616)	(3,267)
Retained earnings	(15,991)	(15,855)	(15,656)	(15,391)	(15,054)	(14,638)	(14,144)

Cash Flow - R$ (000)	2004	2005	2006	2007	2008	2009	2010

Net income	68	135	200	265	336	416	494
Depreciation and amortization	377	383	393	405	419	434	443
Variation of Net Working Capital	(8)	(158)	12	13	14	16	16
Cash Flow with Operating Activities	437	360	605	684	769	866	954

Cash Flow with Investment Activities	(161)	(174)	(193)	(213)	(237)	(264)	(280)
Cost - fixed assets	(103)	(114)	(127)	(141)	(157)	(175)	(189)
Cost - deferred assets	(59)	(60)	(66)	(72)	(80)	(89)	(91)

Cash Flow before Shareholders	275	186	412	470	532	602	674

Cash Flow with Shareholders	(533)	(168)	(391)	(447)	(506)	(573)	(651)
Dividends	(533)	(168)	(391)	(447)	(506)	(573)	(651)

Net Cash Flow	(257)	18	21	24	27	30	23

5.2. Net Bauru - projections

Bauru
Income Projection - R$ (000)

Revenues	Projections 2004	2005	2006	2007	2008	2009	2010

Pay-TV	8,166	8,414	8,675	8,944	9,222	9,508	9,727
Other revenues	47	49	50	52	53	55	56

Gross Revenue	8,214	8,463	8,725	8,995	9,275	9,563	9,783

Gross Revenue deductions	(1,224)	(1,261)	(1,301)	(1,341)	(1,382)	(1,425)	(1,458)
Net Revenue	6,989	7,201	7,425	7,655	7,892	8,138	8,325

Operating Costs and Expenses

Cost of Services Rendered	(4,935)	(5,088)	(5,246)	(5,409)	(5,578)	(5,751)	(5,885)
Programming	(2,401)	(2,476)	(2,553)	(2,632)	(2,714)	(2,798)	(2,864)
Subscribers costs and others	(2,534)	(2,612)	(2,693)	(2,777)	(2,864)	(2,953)	(3,021)

Gross Income	2,054	2,113	2,178	2,245	2,315	2,387	2,440

Operating expenses	(1,123)	(1,119)	(1,132)	(1,145)	(1,162)	(1,180)	(1,184)
Administrative Expenses	(693)	(696)	(699)	(702)	(705)	(709)	(711)
Sales Expenses	(380)	(371)	(379)	(388)	(400)	(412)	(412)
Other Operating Expenses	(51)	(52)	(54)	(56)	(57)	(59)	(60)

Earnings before Tax, Interest, D. and A. (Ebitda)	932	995	1,046	1,100	1,152	1,207	1,256

Depreciation	(662)	(676)	(690)	(705)	(720)	(736)	(752)
Amortization - deferred	(55)	(51)	(51)	(52)	(54)	(55)	(54)

Earnings Before Income Tax	215	268	305	342	378	415	450

Income Tax and Social Contribution on Income	(69)	(83)	(93)	(104)	(113)	(124)	(133)
Net Income	146	185	212	239	265	292	317

Balance Sheet- R$ (000)

Assets	7,080	6,804	6,532	6,257	5,982	5,704	5,407

Current Assets	1,330	1,362	1,401	1,442	1,484	1,528	1,558
Cash equivalents	757	776	797	819	842	866	884
Clients	684	705	727	750	773	797	815
Provision for doubtful receivables	(193)	(198)	(205)	(211)	(217)	(224)	(229)
Inventories	30	28	29	29	30	31	30
Others - current assets	50	52	53	54	56	58	59

Long-term assets	78	78	78	78	78	78	78

Permanent assets	5,673	5,364	5,053	4,738	4,420	4,099	3,771
Fixed assets	5,373	5,055	4,733	4,408	4,080	3,748	3,409
Cost - fixed assets	16,927	17,284	17,653	18,033	18,425	18,829	19,243
Accumulated depreciation/amortization	(11,387)	(12,062)	(12,753)	(13,458)	(14,178)	(14,914)	(15,667)
Others - fixed assets	(167)	(167)	(167)	(167)	(167)	(167)	(167)
Deferred assets	300	310	320	330	340	351	362
Cost - deferred	1,841	1,902	1,963	2,025	2,090	2,156	2,221
Accumulated amortization - deferred	(1,541)	(1,592)	(1,643)	(1,696)	(1,749)	(1,805)	(1,859)

Liabilities	7,080	6,804	6,532	6,257	5,982	5,704	5,407

Current liabilities	1,289	659	677	696	716	736	751

Long-term liabilities	2,875	2,875	2,875	2,875	2,875	2,875	2,875

Shareholders' equity	2,917	3,270	2,980	2,686	2,391	2,093	1,781
Capital Stock and Capital and Profit Reserves	30,101	30,270	30,270	30,270	30,270	30,270	30,270
Dividends distributed (reducing account)	(1,466)	(1,466)	(1,969)	(2,501)	(3,061)	(3,650)	(4,279)
Retained earnings	(25,718)	(25,533)	(25,321)	(25,082)	(24,818)	(24,526)	(24,209)

Cash Flow - R$ (000)	2004	2005	2006	2007	2008	2009	2010

Net income	146	185	212	239	265	292	317
Depreciation and amortization	716	726	742	757	774	792	807
Variation of Net Working Capital	(365)	(643)	1	1	0	0	1
Cash Flow with Operating Activities	497	268	954	997	1,039	1,084	1,124

Cash Flow with Investment Activities	(412)	(418)	(430)	(443)	(456)	(470)	(478)
Cost - fixed assets	(347)	(358)	(369)	(380)	(392)	(404)	(413)
Cost - deferred assets	(65)	(61)	(61)	(62)	(64)	(66)	(65)

Cash Flow before Shareholders	85	(150)	524	554	583	613	646

Cash Flow with Shareholders	(1,466)	169	(502)	(532)	(560)	(589)	(629)
Dividends	(1,466)	-	(502)	(532)	(560)	(589)	(629)
Transfer of capittal	-	169	-	-	-	-	-

Net Cash Flow	(1,381)	19	21	22	23	24	17

5.3. Net Campo Grande - projections

Campo Grande
Income Projection - R$ (000)

Revenues	Projections 2004	2005	2006	2007	2008	2009	2010

Pay-TV	13,693	15,221	16,876	18,712	20,749	23,008	24,867
Other revenues	371	412	457	506	561	623	673

Gross Revenue	14,064	15,633	17,333	19,218	21,311	23,631	25,540

Gross Revenue deductions	(2,084)	(2,316)	(2,568)	(2,847)	(3,157)	(3,501)	(3,784)
Net Revenue	11,980	13,317	14,765	16,371	18,153	20,130	21,756

Operating Costs and Expenses

Cost of Services Rendered	(7,047)	(7,814)	(8,665)	(9,608)	(10,654)	(11,814)	(12,779)
Programming	(4,140)	(4,591)	(5,091)	(5,645)	(6,260)	(6,941)	(7,508)
Subscribers costs and others	(2,906)	(3,223)	(3,574)	(3,963)	(4,394)	(4,873)	(5,271)

Gross Income	4,934	5,503	6,101	6,763	7,499	8,316	8,978

Operating expenses	(1,724)	(1,909)	(2,023)	(2,148)	(2,289)	(2,443)	(2,525)
Administrative Expenses	(955)	(971)	(987)	(1,003)	(1,019)	(1,036)	(1,048)
Sales Expenses	(376)	(501)	(552)	(607)	(673)	(747)	(762)
Other Operating Expenses	(393)	(437)	(485)	(538)	(596)	(661)	(714)

Earnings before Tax, Interest, D. and A. (Ebitda)	3,210	3,594	4,077	4,615	5,211	5,872	6,452

Depreciation	(646)	(669)	(693)	(721)	(751)	(785)	(821)
Amortization - deferred	(115)	(175)	(191)	(210)	(232)	(258)	(254)

Earnings Before Income Tax	2,448	2,750	3,193	3,685	4,227	4,830	5,378

Income Tax and Social Contribution on Income	(599)	(676)	(786)	(909)	(1,044)	(1,194)	(1,330)
Net Income	1,849	2,075	2,407	2,777	3,184	3,636	4,048

Balance Sheet - R$ (000)

Assets	8,984	9,255	9,560	9,946	10,424	11,001	11,536

Current Assets	2,255	2,528	2,788	3,075	3,396	3,751	4,025
Cash equivalents	1,096	1,215	1,336	1,469	1,618	1,782	1,913
Clients	1,172	1,303	1,444	1,602	1,776	1,969	2,128
Provision for doubtful receivables	(318)	(354)	(392)	(435)	(482)	(535)	(578)
Inventories	63	95	105	115	127	141	139
Others - current assets	242	269	295	325	358	394	423

Long-term assets	108	108	108	108	108	108	108

Permanent assets	6,621	6,619	6,665	6,763	6,920	7,142	7,404
Fixed assets	6,283	6,245	6,250	6,303	6,411	6,579	6,787
Cost - fixed assets	18,307	18,937	19,636	20,410	21,269	22,221	23,250
Accumulated depreciation/amortization	(11,912)	(12,580)	(13,274)	(13,994)	(14,745)	(15,530)	(16,351)
Others - fixed assets	(112)	(112)	(112)	(112)	(112)	(112)	(112)
Deferred assets	338	375	415	460	509	563	617
Cost - deferred	1,931	2,143	2,375	2,629	2,910	3,222	3,530
Accumulated amortization - deferred	(1,594)	(1,768)	(1,960)	(2,169)	(2,401)	(2,659)	(2,913)

Liabilities	8,984	9,255	9,560	9,946	10,424	11,001	11,536

Current liabilities	2,166	1,313	1,444	1,588	1,748	1,926	2,067

Long-term liabilities	4,352	4,352	4,352	4,352	4,352	4,352	4,352

Shareholders' equity	2,465	3,590	3,765	4,006	4,323	4,723	5,117
Capital Stock and Capital and Profit Reserves	28,229	28,229	28,229	28,229	28,229	28,229	28,229
Dividends distributed (reducing account)	(3,870)	(4,820)	(7,052)	(9,588)	(12,454)	(15,691)	(19,345)
Retained earnings	(21,894)	(19,819)	(17,412)	(14,636)	(11,452)	(7,815)	(3,767)

Cash Flow - R$ (000)	2004	2005	2006	2007	2008	2009	2010

Net income	1,849	2,075	2,407	2,777	3,184	3,636	4,048
Depreciation and amortization	761	843	885	930	983	1,042	1,074
Variation of Net Working Capital	31	(1,007)	(9)	(10)	(12)	(13)	(1)
Cash Flow with Operating Activities	2,641	1,911	3,283	3,697	4,155	4,665	5,122

Cash Flow with Investment Activities	(706)	(841)	(930)	(1,028)	(1,140)	(1,264)	(1,336)
Cost - fixed assets	(567)	(630)	(698)	(774)	(859)	(952)	(1,029)
Cost - deferred assets	(139)	(212)	(232)	(254)	(282)	(312)	(307)

Cash Flow before Shareholders	1,936	1,069	2,352	2,669	3,015	3,401	3,785

Cash Flow with Shareholders	(3,870)	(950)	(2,232)	(2,535)	(2,867)	(3,236)	(3,654)
Dividends	(3,870)	(950)	(2,232)	(2,535)	(2,867)	(3,236)	(3,654)

Net Cash Flow	(1,935)	119	121	133	148	164	131

5.4. Net Goiânia - projections

Goiânia
Income Projection - R$ (000)

Revenues	Projections 2004	2005	2006	2007	2008	2009	2010

Pay-TV	21,692	22,690	23,734	24,826	25,971	27,170	28,103
Other revenues	436	456	477	499	522	547	565

Gross Revenue	22,129	23,146	24,211	25,325	26,494	27,716	28,668

Gross Revenue deductions	(3,286)	(3,437)	(3,595)	(3,760)	(3,934)	(4,115)	(4,257)
Net Revenue	18,843	19,709	20,616	21,565	22,560	23,601	24,411

Operating Costs and Expenses

Cost of Services Rendered	(9,911)	(10,369)	(10,847)	(11,347)	(11,871)	(12,419)	(12,848)
Programming	(6,564)	(6,866)	(7,183)	(7,515)	(7,861)	(8,224)	(8,509)
Subscribers costs and others	(3,348)	(3,502)	(3,664)	(3,833)	(4,009)	(4,194)	(4,340)

Gross Income	8,932	9,341	9,769	10,218	10,689	11,182	11,563

Operating expenses	(3,475)	(3,555)	(3,641)	(3,730)	(3,837)	(3,948)	(4,002)
Administrative Expenses	(1,632)	(1,643)	(1,654)	(1,666)	(1,677)	(1,689)	(1,697)
Sales Expenses	(1,266)	(1,308)	(1,355)	(1,404)	(1,469)	(1,537)	(1,557)
Other Operating Expenses	(577)	(603)	(631)	(660)	(691)	(723)	(747)

Earnings before Tax, Interest, D. and A. (Ebitda)	5,457	5,786	6,129	6,488	6,852	7,234	7,562

Depreciation	(2,169)	(2,206)	(2,245)	(2,286)	(2,329)	(2,373)	(2,419)
Amortization - deferred	(341)	(350)	(360)	(370)	(387)	(405)	(404)

Earnings Before Income Tax	2,947	3,231	3,524	3,832	4,137	4,456	4,738

Income Tax and Social Contribution on Income	(801)	(875)	(950)	(1,030)	(1,109)	(1,192)	(1,264)
Net Income	2,146	2,356	2,574	2,802	3,028	3,264	3,474

Balance Sheet - R$ (000)

Assets	21,041	19,990	18,955	17,933	16,933	15,950	14,897

Current Assets	4,231	4,405	4,588	4,779	4,986	5,203	5,356
Cash equivalents	1,673	1,740	1,811	1,885	1,963	2,046	2,106
Clients	1,844	1,929	2,018	2,110	2,208	2,310	2,389
Provision for doubtful receivables	(599)	(627)	(656)	(686)	(718)	(751)	(777)
Inventories	199	204	210	216	226	236	236
Others - current assets	1,114	1,158	1,205	1,255	1,307	1,362	1,402

Long-term assets	2,705	2,705	2,705	2,705	2,705	2,705	2,705

Permanent assets	14,106	12,881	11,662	10,448	9,242	8,042	6,836
Fixed assets	13,508	12,252	11,000	9,754	8,512	7,276	6,033
Cost - fixed assets	55,229	56,178	57,172	58,211	59,298	60,436	61,612
Accumulated depreciation/amortization	(41,506)	(43,712)	(45,957)	(48,243)	(50,571)	(52,944)	(55,364)
Others - fixed assets	(215)	(215)	(215)	(215)	(215)	(215)	(215)
Deferred assets	597	629	661	695	729	766	802
Cost - deferred	7,230	7,611	8,003	8,407	8,828	9,270	9,710
Accumulated amortization - deferred	(6,633)	(6,983)	(7,342)	(7,712)	(8,099)	(8,504)	(8,908)

Liabilities	21,041	19,990	18,955	17,933	16,933	15,950	14,897

Current liabilities	6,953	5,826	6,062	6,309	6,573	6,849	7,051

Long-term liabilities	1,591	1,591	1,591	1,591	1,591	1,591	1,591

Shareholders' equity	12,498	12,574	11,302	10,033	8,769	7,511	6,255
Capital Stock and Capital and Profit Reserves	107,531	107,531	107,531	107,531	107,531	107,531	107,531
Dividends distributed (reducing account)	(7,826)	(10,107)	(13,953)	(18,024)	(22,315)	(26,838)	(31,568)
Retained earnings	(87,207)	(84,850)	(82,277)	(79,475)	(76,447)	(73,183)	(69,709)

Cash Flow - R$ (000)	2004	2005	2006	2007	2008	2009	2010

Net income	2,146	2,356	2,574	2,802	3,028	3,264	3,474
Depreciation and amortization	2,510	2,556	2,605	2,656	2,716	2,778	2,823
Variation of Net Working Capital	1,484	(1,233)	123	129	136	142	109
Cash Flow with Operating Activities	6,140	3,679	5,302	5,587	5,879	6,184	6,406

Cash Flow with Investment Activities	(1,280)	(1,331)	(1,386)	(1,442)	(1,509)	(1,579)	(1,617)
Cost - fixed assets	(908)	(950)	(994)	(1,039)	(1,087)	(1,137)	(1,176)
Cost - deferred assets	(372)	(381)	(392)	(403)	(422)	(441)	(440)

Cash Flow before Shareholders	4,860	2,348	3,916	4,144	4,370	4,606	4,790

Cash Flow with Shareholders	(7,826)	(2,281)	(3,846)	(4,071)	(4,291)	(4,523)	(4,729)
Dividends	(7,826)	(2,281)	(3,846)	(4,071)	(4,291)	(4,523)	(4,729)

Net Cash Flow	(2,967)	67	71	74	79	82	60

5.5. Net Piracicaba - projections

Piracicaba
Income Projection - R$ (000)

Revenues	Projections 2004	2005	2006	2007	2008	2009	2010

Pay-TV	12,288	13,006	13,760	14,558	15,404	16,299	16,999
Other revenues	79	84	88	94	99	105	109

Gross Revenue	12,367	13,090	13,849	14,652	15,503	16,404	17,109

Gross Revenue deductions	(1,844)	(1,952)	(2,065)	(2,185)	(2,312)	(2,446)	(2,552)
Net Revenue	10,522	11,138	11,783	12,467	13,191	13,957	14,557

Operating Costs and Expenses

Cost of Services Rendered	(6,301)	(6,667)	(7,054)	(7,464)	(7,897)	(8,356)	(8,720)
Programming	(3,303)	(3,494)	(3,697)	(3,912)	(4,139)	(4,380)	(4,571)
Subscribers costs and others	(2,998)	(3,172)	(3,357)	(3,552)	(3,758)	(3,976)	(4,149)

Gross Income	4,222	4,471	4,729	5,003	5,294	5,601	5,837

Operating expenses	(2,165)	(2,249)	(2,327)	(2,409)	(2,498)	(2,591)	(2,646)
Administrative Expenses	(1,013)	(1,022)	(1,031)	(1,040)	(1,049)	(1,058)	(1,065)
Sales Expenses	(310)	(337)	(354)	(372)	(394)	(416)	(417)
Other Operating Expenses	(842)	(891)	(943)	(997)	(1,055)	(1,116)	(1,164)

Earnings before Tax, Interest, D. and A. (Ebitda)	2,057	2,221	2,402	2,594	2,796	3,010	3,191

Depreciation	(835)	(864)	(895)	(927)	(961)	(996)	(1,034)
Amortization - deferred	(108)	(120)	(125)	(131)	(138)	(146)	(140)

Earnings Before Income Tax	1,114	1,237	1,382	1,537	1,697	1,867	2,016

Income Tax and Social Contribution on Income	(409)	(455)	(507)	(563)	(622)	(684)	(737)
Net Income	704	783	875	973	1,075	1,184	1,279

Balance Sheet - R$ (000)

Assets	9,435	9,310	9,193	9,088	8,997	8,922	8,799

Current Assets	2,297	2,426	2,558	2,697	2,846	3,003	3,119
Cash equivalents	1,058	1,115	1,173	1,234	1,299	1,368	1,421
Clients	1,031	1,091	1,154	1,221	1,292	1,367	1,426
Provision for doubtful receivables	(127)	(134)	(142)	(150)	(159)	(168)	(176)
Inventories	40	44	46	48	51	54	52
Others - current assets	296	311	328	345	363	382	397

Long-term assets	69	69	69	69	69	69	69

Permanent assets	7,069	6,815	6,565	6,321	6,082	5,850	5,610
Fixed assets	6,796	6,520	6,248	5,980	5,717	5,458	5,194
Cost - fixed assets	17,152	17,741	18,364	19,022	19,720	20,457	21,227
Accumulated depreciation/amortization	(10,289)	(11,153)	(12,048)	(12,974)	(13,935)	(14,931)	(15,965)
Others - fixed assets	(68)	(68)	(68)	(68)	(68)	(68)	(68)
Deferred assets	273	295	317	341	365	391	417
Cost - deferred	1,802	1,944	2,091	2,246	2,409	2,582	2,747
Accumulated amortization - deferred	(1,529)	(1,649)	(1,774)	(1,905)	(2,044)	(2,190)	(2,330)

Liabilities	9,435	9,310	9,193	9,088	8,997	8,922	8,799

Current liabilities	3,365	2,637	2,775	2,920	3,075	3,238	3,362

Long-term liabilities	4,043	4,043	4,043	4,043	4,043	4,043	4,043

Shareholders' equity	2,027	2,630	2,375	2,125	1,880	1,641	1,394
Capital Stock and Capital and Profit Reserves	1	1	1	1	1	1	1
Dividends distributed (reducing account)	(2,692)	(2,872)	(4,002)	(5,226)	(6,546)	(7,968)	(9,494)
Retained earnings	4,718	5,501	6,376	7,349	8,424	9,608	10,887

Cash Flow - R$ (000)	2004	2005	2006	2007	2008	2009	2010

Net income	704	783	875	973	1,075	1,184	1,279
Depreciation and amortization	943	984	1,020	1,057	1,099	1,143	1,174
Variation of Net Working Capital	(173)	(801)	64	68	71	75	60
Cash Flow with Operating Activities	1,475	966	1,959	2,098	2,246	2,402	2,513

Cash Flow with Investment Activities	(683)	(730)	(770)	(813)	(860)	(910)	(935)
Cost - fixed assets	(556)	(589)	(623)	(659)	(697)	(738)	(769)
Cost - deferred assets	(127)	(141)	(148)	(154)	(163)	(173)	(165)

Cash Flow before Shareholders	792	236	1,188	1,285	1,385	1,492	1,579

Cash Flow with Shareholders	(2,692)	(179)	(1,130)	(1,224)	(1,320)	(1,423)	(1,526)
Dividends	(2,692)	(179)	(1,130)	(1,224)	(1,320)	(1,423)	(1,526)

Net Cash Flow	(1,901)	56	58	61	65	69	52

5.6. Net Ribeirão Preto - projections

Ribeirão Preto
Income Projection - R$ (000)

Revenues	Projections 2004	2005	2006	2007	2008	2009	2010

Pay-TV	16,078	16,356	16,661	16,970	17,288	17,611	17,855
Other revenues	247	252	256	261	266	271	275

Gross Revenue	16,325	16,608	16,917	17,232	17,554	17,882	18,130

Gross Revenue deductions	(2,428)	(2,470)	(2,516)	(2,562)	(2,610)	(2,659)	(2,696)
Net Revenue	13,898	14,139	14,401	14,669	14,943	15,223	15,434

Operating Costs and Expenses

Cost of Services Rendered	(8,836)	(9,001)	(9,169)	(9,341)	(9,515)	(9,693)	(9,829)
Programming	(4,947)	(5,039)	(5,134)	(5,230)	(5,327)	(5,427)	(5,503)
Subscribers costs and others	(3,889)	(3,962)	(4,036)	(4,111)	(4,188)	(4,266)	(4,326)

Gross Income	5,062	5,138	5,232	5,328	5,428	5,530	5,604

Operating expenses	(2,775)	(2,748)	(2,772)	(2,797)	(2,827)	(2,858)	(2,872)
Administrative Expenses	(1,395)	(1,399)	(1,403)	(1,407)	(1,411)	(1,415)	(1,418)
Sales Expenses	(586)	(542)	(547)	(553)	(563)	(574)	(574)
Other Operating Expenses	(793)	(807)	(822)	(837)	(853)	(869)	(881)

Earnings before Tax, Interest, D. and A. (Ebitda)	2,287	2,390	2,460	2,531	2,601	2,672	2,732

Depreciation	(1,064)	(1,091)	(1,119)	(1,147)	(1,176)	(1,205)	(1,235)
Amortization - deferred	(107)	(90)	(91)	(91)	(92)	(94)	(93)

Earnings Before Income Tax	1,116	1,208	1,251	1,294	1,333	1,373	1,404

Income Tax and Social Contribution on Income	(307)	(330)	(341)	(353)	(363)	(374)	(383)
Net Income	809	878	909	941	970	999	1,022

Balance Sheet - R$ (000)

Assets	10,969	10,621	10,278	9,920	9,551	9,167	8,747

Current Assets	2,934	2,964	3,015	3,066	3,120	3,174	3,213
Cash equivalents	1,451	1,469	1,493	1,517	1,543	1,569	1,588
Clients	1,360	1,384	1,410	1,436	1,463	1,490	1,511
Provision for doubtful receivables	(276)	(281)	(286)	(291)	(297)	(302)	(306)
Inventories	60	50	50	50	51	52	52
Others - current assets	338	342	348	353	359	365	370

Long-term assets	424	424	424	424	424	424	424

Permanent assets	7,611	7,233	6,839	6,430	6,007	5,568	5,109
Fixed assets	7,103	6,708	6,298	5,873	5,433	4,977	4,502
Cost - fixed assets	27,168	27,863	28,572	29,294	30,030	30,779	31,539
Accumulated depreciation/amortization	(19,836)	(20,927)	(22,046)	(23,193)	(24,368)	(25,573)	(26,808)
Others - fixed assets	(229)	(229)	(229)	(229)	(229)	(229)	(229)
Deferred assets	509	525	541	557	574	591	607
Cost - deferred	3,350	3,457	3,563	3,670	3,779	3,890	3,999
Accumulated amortization - deferred	(2,841)	(2,932)	(3,022)	(3,113)	(3,205)	(3,299)	(3,392)

Liabilities	10,969	10,621	10,278	9,920	9,551	9,167	8,747

Current liabilities	3,305	2,008	2,041	2,074	2,109	2,145	2,171

Long-term liabilities	5,233	5,233	5,233	5,233	5,233	5,233	5,233

Shareholders' equity	2,431	3,380	3,004	2,613	2,208	1,788	1,343
Capital Stock and Capital and Profit Reserves	72,148	72,218	72,218	72,218	72,218	72,218	72,218
Dividends distributed (reducing account)	(3,369)	(3,369)	(4,654)	(5,986)	(7,361)	(8,779)	(10,246)
Retained earnings	(66,348)	(65,469)	(64,560)	(63,619)	(62,649)	(61,651)	(60,629)

Cash Flow - R$ (000)	2004	2005	2006	2007	2008	2009	2010

Net income	809	878	909	941	970	999	1,022
Depreciation and amortization	1,171	1,181	1,209	1,238	1,268	1,299	1,327
Variation of Net Working Capital	(150)	(1,310)	7	7	7	7	6
Cash Flow with Operating Activities	1,830	750	2,125	2,185	2,244	2,305	2,355

Cash Flow with Investment Activities	(811)	(803)	(816)	(829)	(844)	(860)	(869)
Cost - fixed assets	(684)	(696)	(709)	(722)	(736)	(749)	(760)
Cost - deferred assets	(127)	(107)	(107)	(107)	(109)	(111)	(109)

Cash Flow before Shareholders	1,020	(53)	1,310	1,356	1,400	1,444	1,486

Cash Flow with Shareholders	(3,369)	70	(1,286)	(1,332)	(1,374)	(1,418)	(1,467)
Dividends	(3,369)	-	(1,286)	(1,332)	(1,374)	(1,418)	(1,467)
Transfer of capittal	-	70	-	-	-	-	-

Net Cash Flow	(2,349)	17	24	25	26	26	19

5.7. Net Sorocaba - projections

Sorocaba
Income Projection - R$ (000)

Revenues	Projections 2004	2005	2006	2007	2008	2009	2010

Pay-TV	12,819	12,702	12,703	12,701	12,701	12,701	12,701
high-speed cable Internet	2,204	3,394	4,242	4,545	4,666	4,666	4,666
Other revenues	148	158	167	169	171	171	171

Gross Revenue	15,171	16,253	17,112	17,416	17,538	17,538	17,538

Gross Revenue deductions	(2,580)	(2,915)	(3,167)	(3,256)	(3,292)	(3,292)	(3,292)
Net Revenue	12,590	13,338	13,945	14,160	14,246	14,246	14,246

Operating Costs and Expenses

Cost of Services Rendered	(7,351)	(7,303)	(7,303)	(7,303)	(7,303)	(7,303)	(7,303)
Programming	(3,654)	(3,630)	(3,630)	(3,630)	(3,630)	(3,630)	(3,630)
Subscribers costs and others	(3,697)	(3,673)	(3,673)	(3,673)	(3,673)	(3,673)	(3,673)

Gross Income	5,240	6,035	6,642	6,857	6,943	6,943	6,943

Operating expenses	(2,579)	(2,565)	(2,627)	(2,644)	(2,652)	(2,652)	(2,652)
Administrative Expenses	(1,430)	(1,445)	(1,457)	(1,461)	(1,462)	(1,462)	(1,462)
Sales Expenses	(749)	(691)	(719)	(723)	(727)	(727)	(727)
Other Operating Expenses	(400)	(429)	(451)	(459)	(463)	(463)	(463)

Earnings before Tax, Interest, D. and A. (Ebitda)	2,661	3,471	4,015	4,213	4,291	4,291	4,291

Depreciation	(1,399)	(1,433)	(1,467)	(1,503)	(1,539)	(1,575)	(1,611)
Amortization - deferred	(139)	(99)	(101)	(99)	(99)	(99)	(99)

Earnings Before Income Tax	1,123	1,939	2,446	2,611	2,654	2,618	2,582

Income Tax and Social Contribution on Income	(347)	(549)	(675)	(717)	(728)	(719)	(711)
Net Income	776	1,390	1,771	1,895	1,926	1,899	1,871

Balance Sheet - R$ (000)

Assets	14,321	13,574	12,855	12,082	11,270	10,416	9,526

Current Assets	2,206	2,221	2,267	2,280	2,287	2,287	2,287
Cash equivalents	1,241	1,233	1,241	1,243	1,244	1,244	1,244
Clients	1,264	1,354	1,426	1,451	1,462	1,462	1,462
Provision for doubtful receivables	(651)	(698)	(735)	(748)	(753)	(753)	(753)
Inventories	64	46	47	46	46	46	46
Others - current assets	287	286	287	288	288	288	288

Long-term assets	536	536	536	536	536	536	536

Permanent assets	11,580	10,816	10,053	9,266	8,448	7,594	6,704
Fixed assets	11,182	10,400	9,617	8,810	7,973	7,099	6,190
Cost - fixed assets	27,395	28,045	28,729	29,426	30,127	30,828	31,530
Accumulated depreciation/amortization	(16,049)	(17,482)	(18,949)	(20,452)	(21,991)	(23,566)	(25,176)
Others - fixed assets	(163)	(163)	(163)	(163)	(163)	(163)	(163)
Deferred assets	397	417	436	456	475	494	514
Cost - deferred	2,424	2,543	2,663	2,781	2,899	3,017	3,135
Accumulated amortization - deferred	(2,027)	(2,126)	(2,227)	(2,326)	(2,424)	(2,523)	(2,622)

Liabilities	14,321	13,574	12,855	12,082	11,270	10,416	9,526

Current liabilities	2,494	1,458	1,468	1,470	1,471	1,471	1,471

Long-term liabilities	4,799	4,799	4,799	4,799	4,799	4,799	4,799

Shareholders' equity	7,028	7,316	6,588	5,812	4,999	4,145	3,255
Capital Stock and Capital and Profit Reserves	45,846	45,846	45,846	45,846	45,846	45,846	45,846
Dividends distributed (reducing account)	(3,785)	(4,888)	(7,387)	(10,057)	(12,796)	(15,549)	(18,310)
Retained earnings	(35,032)	(33,642)	(31,871)	(29,976)	(28,050)	(26,152)	(24,280)

Cash Flow - R$ (000)	2004	2005	2006	2007	2008	2009	2010

Net income	776	1,390	1,771	1,895	1,926	1,899	1,871
Depreciation and amortization	1,538	1,531	1,568	1,602	1,638	1,673	1,709
Variation of Net Working Capital	(106)	(1,059)	(28)	(9)	(4)	-	-
Cash Flow with Operating Activities	2,208	1,863	3,311	3,487	3,560	3,572	3,581

Cash Flow with Investment Activities	(773)	(768)	(805)	(814)	(819)	(819)	(819)
Cost - fixed assets	(607)	(650)	(684)	(696)	(701)	(701)	(701)
Cost - deferred assets	(166)	(118)	(120)	(118)	(118)	(118)	(118)

Cash Flow before Shareholders	1,435	1,095	2,506	2,672	2,740	2,753	2,761

Cash Flow with Shareholders	(3,785)	(1,103)	(2,499)	(2,670)	(2,739)	(2,753)	(2,761)
Dividends	(3,785)	(1,103)	(2,499)	(2,670)	(2,739)	(2,753)	(2,761)

Net Cash Flow	(2,350)	(8)	8	2	1	-	-

5.8. Net São José do Rio Preto - projections

S.J. Rio Preto
Income Projection - R$ (000)

Revenues	Projections 2004	2005	2006	2007	2008	2009	2010

Pay-TV	8,993	9,104	9,225	9,346	9,471	9,597	9,692
Other revenues	147	149	151	153	155	157	159

Gross Revenue	9,140	9,253	9,375	9,499	9,626	9,754	9,851

Gross Revenue deductions	(1,356)	(1,373)	(1,391)	(1,409)	(1,428)	(1,447)	(1,461)
Net Revenue	7,784	7,881	7,985	8,090	8,198	8,307	8,389

Operating Costs and Expenses

Cost of Services Rendered	(4,971)	(5,038)	(5,105)	(5,173)	(5,242)	(5,312)	(5,365)
Programming	(2,763)	(2,800)	(2,837)	(2,875)	(2,914)	(2,952)	(2,982)
Subscribers costs and others	(2,208)	(2,238)	(2,267)	(2,298)	(2,328)	(2,359)	(2,383)

Gross Income	2,813	2,843	2,880	2,917	2,956	2,996	3,025

Operating expenses	(1,723)	(1,717)	(1,727)	(1,737)	(1,750)	(1,763)	(1,771)
Administrative Expenses	(874)	(875)	(877)	(879)	(881)	(882)	(884)
Sales Expenses	(365)	(351)	(353)	(355)	(359)	(364)	(365)
Other Operating Expenses	(484)	(490)	(497)	(503)	(510)	(517)	(522)

Earnings before Tax, Interest, D. and A. (Ebitda)	1,090	1,127	1,153	1,180	1,206	1,232	1,253

Depreciation	(600)	(615)	(630)	(646)	(662)	(678)	(694)
Amortization - deferred	(94)	(84)	(84)	(84)	(85)	(86)	(85)

Earnings Before Income Tax	396	427	439	451	459	468	474

Income Tax and Social Contribution on Income	(118)	(126)	(129)	(133)	(135)	(138)	(140)
Net Income	278	301	310	318	324	330	334

Balance Sheet - R$ (000)

Assets	6,462	6,260	6,058	5,845	5,624	5,393	5,143

Current Assets	1,793	1,804	1,824	1,845	1,868	1,892	1,908
Cash equivalents	837	844	854	864	874	884	892
Clients	762	771	781	792	802	813	821
Provision for doubtful receivables	(181)	(183)	(185)	(188)	(190)	(193)	(195)
Inventories	68	61	61	61	61	62	62
Others - current assets	307	310	314	317	321	325	328

Long-term assets	100	100	100	100	100	100	100

Permanent assets	4,569	4,356	4,133	3,900	3,656	3,402	3,135
Fixed assets	4,295	4,068	3,832	3,584	3,326	3,058	2,777
Cost - fixed assets	15,286	15,674	16,068	16,467	16,871	17,280	17,693
Accumulated depreciation/amortization	(10,807)	(11,422)	(12,052)	(12,698)	(13,360)	(14,038)	(14,732)
Others - fixed assets	(184)	(184)	(184)	(184)	(184)	(184)	(184)
Deferred assets	274	288	302	316	330	344	358
Cost - deferred	1,915	2,014	2,112	2,209	2,308	2,408	2,507
Accumulated amortization - deferred	(1,642)	(1,726)	(1,810)	(1,894)	(1,978)	(2,064)	(2,149)

Liabilities	6,462	6,260	6,058	5,845	5,624	5,393	5,143

Current liabilities	1,683	933	944	955	966	978	986

Long-term liabilities	5,587	5,587	5,587	5,587	5,587	5,587	5,587

Shareholders' equity	(808)	(260)	(473)	(697)	(929)	(1,171)	(1,430)
Capital Stock and Capital and Profit Reserves	32,677	32,924	32,924	32,924	32,924	32,924	32,924
Dividends distributed (reducing account)	(1,619)	(1,619)	(2,142)	(2,684)	(3,240)	(3,813)	(4,406)
Retained earnings	(31,866)	(31,564)	(31,255)	(30,937)	(30,612)	(30,282)	(29,948)

Cash Flow - R$ (000)	2004	2005	2006	2007	2008	2009	2010

Net income	278	301	310	318	324	330	334
Depreciation and amortization	694	699	714	730	747	764	779
Variation of Net Working Capital	(34)	(753)	(0)	(0)	(1)	(1)	(0)
Cash Flow with Operating Activities	938	248	1,024	1,047	1,069	1,093	1,113

Cash Flow with Investment Activities	(493)	(487)	(491)	(496)	(503)	(509)	(513)
Cost - fixed assets	(384)	(388)	(393)	(399)	(404)	(409)	(413)
Cost - deferred assets	(109)	(98)	(98)	(97)	(99)	(100)	(99)

Cash Flow before Shareholders	445	(239)	532	551	567	583	601

Cash Flow with Shareholders	(1,619)	246	(523)	(541)	(556)	(573)	(593)
Dividends	(1,619)	-	(523)	(541)	(556)	(573)	(593)
Transfers of capital	-	246	-	-	-	-	-

Net Cash Flow	(1,175)	7	10	10	10	10	8

5.9. São Paulo - projections

São Paulo
Income Projection - R$ (000)

Revenues	Projections 2004	2005	2006	2007	2008	2009	2010

Pay-TV	468,549	475,408	482,775	490,256	497,906	505,675	511,522
Pay-TV - monthly fees	465,258	472,518	479,891	487,379	494,984	502,708	508,591
Pay-TV - sign-on	3,291	2,890	2,884	2,877	2,922	2,968	2,931

High-speed cable Internet	36,362	56,406	70,315	75,723	77,269	78,474	79,393
Other revenues	7,336	7,720	8,024	8,210	8,343	8,473	8,571

Gross Revenue	512,247	539,534	561,114	574,189	583,518	592,623	599,486

Gross Revenue deductions	(81,380)	(88,297)	(93,491)	(96,207)	(97,815)	(99,341)	(100,493)
Net Revenue	430,867	451,237	467,623	477,982	485,703	493,281	498,993

Operating Costs and Expenses

Cost of Services Rendered	(235,868)	(239,549)	(243,287)	(247,083)	(250,938)	(254,854)	(257,836)
Programming	(140,402)	(142,592)	(144,817)	(147,077)	(149,372)	(151,703)	(153,478)
Subscribers costs and others	(95,467)	(96,957)	(98,469)	(100,006)	(101,566)	(103,151)	(104,358)

Gross Income	194,998	211,688	224,336	230,899	234,764	238,428	241,156

Operating expenses	(75,194)	(74,329)	(75,552)	(76,269)	(77,087)	(77,896)	(78,067)
Administrative Expenses	(29,161)	(29,394)	(29,571)	(29,674)	(29,746)	(29,816)	(29,868)
Sales Expenses	(31,612)	(29,746)	(30,185)	(30,431)	(30,914)	(31,396)	(31,323)
Other Operating Expenses	(14,421)	(15,189)	(15,796)	(16,164)	(16,427)	(16,683)	(16,877)

Earnings before Tax, Interest, D. and A. (Ebitda)	119,804	137,359	148,784	154,630	157,677	160,532	163,089

Depreciation	(43,727)	(44,679)	(45,669)	(46,682)	(47,712)	(48,758)	(49,816)
Amortization - goodwill on acquisition
Amortization - goodwill by incorporation	(49,105)	(49,105)	(49,105)	(49,105)	(49,105)
Amortization - deferred	(4,834)	(4,246)	(4,237)	(4,227)	(4,293)	(4,360)	(4,306)

Earnings before Income Tax	22,138	39,329	49,773	54,616	56,567	107,414	108,967

Income Tax and Social Contribution on Income	(7,939)	(12,174)	(14,773)	(15,995)	(16,508)	(28,658)	(29,063)
Net Income	14,199	27,155	35,000	38,621	40,059	78,757	79,904

Balance Sheet - R$ (000)

Assets	577,040	501,226	425,144	347,807	269,518	239,550	208,308

Current Assets	79,377	81,379	83,487	84,981	86,277	87,566	88,450
Cash equivalents	38,883	39,235	39,855	40,419	41,003	41,594	41,988
Clients	42,687	44,961	46,759	47,849	48,626	49,385	49,957
Provision for doubtful receivables	(9,585)	(10,096)	(10,500)	(10,744)	(10,919)	(11,089)	(11,218)
Inventories	1,375	1,208	1,205	1,202	1,221	1,240	1,225
Others - current assets	6,017	6,071	6,167	6,255	6,345	6,436	6,497

Long-term assets	36,262	36,262	36,262	36,262	36,262	36,262	36,262

Permanent assets	461,401	383,586	305,396	226,565	146,980	115,723	83,597
Investiments	313	313	313	313	313	313	313
Shareholders' equity value and others	313	313	313	313	313	313	313
Goodwill on acquisition	7,609	7,609	7,609	7,609	7,609	7,609	7,609
Accumulated amortization - goodwill on acquisition	(7,609)	(7,609)	(7,609)	(7,609)	(7,609)	(7,609)	(7,609)
Fixed Assets	247,047	217,799	188,178	157,918	126,894	95,086	62,415
Cost - fixed assets	708,685	724,116	740,164	756,586	773,275	790,224	807,370
Accumulatated depreciation/amortization	(458,090)	(502,769)	(548,438)	(595,121)	(642,833)	(691,591)	(741,407)
Others - fixed assets	(3,548)	(3,548)	(3,548)	(3,548)	(3,548)	(3,548)	(3,548)
Deferred Assets	214,041	165,474	116,905	68,335	19,773	20,324	20,869
Goodwill by incorporation	294,629	294,629	294,629	294,629	294,629	294,629	294,629
Accum. amortization - goodwill by incorporation	(98,210)	(147,314)	(196,419)	(245,524)	(294,629)	(294,629)	(294,629)
Cost - deferred	156,935	161,718	166,491	171,253	176,088	181,000	185,850
Accumulatated amortization - deferred	(139,313)	(143,559)	(147,796)	(152,023)	(156,315)	(160,675)	(164,981)

Liabilities	577,040	501,226	425,144	347,807	269,518	239,550	208,308

Current liabilities	106,133	69,433	70,530	71,528	72,562	73,607	74,305

Long-term liabilities	73,627	73,627	73,627	73,627	73,627	73,627	73,627

Shareholders' equity	397,279	358,167	280,987	202,652	123,329	92,316	60,376
Capital Stock and Capital and Profit Reserves	737,816	737,816	737,816	737,816	737,816	737,816	737,816
Dividends distributed (reducing account)	(67,936)	(134,204)	(246,383)	(363,339)	(482,722)	(592,491)	(704,335)
Retained earnings	(272,601)	(245,446)	(210,446)	(171,825)	(131,766)	(53,009)	26,895

Cash Flow - R$ (000)	2004	2005	2006	2007	2008	2009	2010

Net income	14,199	27,155	35,000	38,621	40,059	78,757	79,904
Depreciation and amortization	97,666	98,030	99,011	100,014	101,110	53,118	54,122
Variation of Net Working Capital	(15,762)	(38,351)	(391)	69	322	346	208
Cash Flow with Operating Activities	96,103	86,833	133,620	138,704	141,491	132,221	134,234

Cash Flow with Investment Activities	(20,096)	(20,214)	(20,821)	(21,183)	(21,525)	(21,860)	(21,996)
Cost - fixed assets	(14,650)	(15,431)	(16,048)	(16,422)	(16,689)	(16,949)	(17,146)
Cost - deferred assets	(5,446)	(4,783)	(4,773)	(4,761)	(4,836)	(4,911)	(4,851)

Cash Flow before Shareholders	76,006	66,619	112,799	117,521	119,966	110,360	112,238

Cash Flow with Shareholders	(67,936)	(66,267)	(112,179)	(116,957)	(119,382)	(109,770)	(111,844)

Dividends	(67,936)	(66,267)	(112,179)	(116,957)	(119,382)	(109,770)	(111,844)

Net Cash Flow	8,070	352	620	564	584	590	394

6. Valuation Methodology

Introduction

The present value method for the projected operating cash flow (cash flow before the shareholders) determines the company’s value based on the capacity to remunerate its long-term capital providers.

Therefore, according to this methodology, it is supposed that the company’s value corresponds to the value of the projected operating cash flow, discounted at rates properly reflecting the expected actual remuneration, in view of the risk associated with the industry and to the company valuated.

The projected operating cash flow is understood as the net funds generated by the company’s operations for distribution to its capital providers (shareholders, long-term loan creditors and other company’s capital structure components).

The application of the method requires the determination of three main components:

1)The Projected Operating Cash Flow, determined from a simulation model applicable to the company. This model takes into account the variables of economic-financial nature with a greater impact on the formation of the future CMA’s cash flows. The preparation of the projected operating cash flow uses a base constant currency. Inflation is neither projected, nor its impact on the cash flow.

2) The Residual Value, which is the value of business at the end of period under examination (perpetuity). The perpetuity occurs after seven years of the valuation reference date.

3) The Discount Rate used to calculate the present value of the future cash flow and the residual value, takes into account the weighted average cost of capital. In agreement with the preparation of the operating cash flow projected, the discount rate shows only actual percentages and it does not consider the inflation.

Figure 2 - Methodology summary

Operating Cash Flow

A simulation model was prepared comprising the period between 2004 and 2010. This model produced, on an integrated basis, the projection of balance sheets, income statements and operating cash flows.

The model considered the most probable scenario in relation to:

- the growth of revenues;

- the fixed and variable costs;

- the need of new investments;

- the macroeconomic scenario.

The operating cash flow then calculated represents in a realistic manner the result of effective receipts and disbursements connected to the company’s operation, under the scenario chosen.

According to the methodology adopted, the model adjusts the balance sheets in such manner to eliminate items not generating effects on the company’s operating cash flow, for instance, investments or financial indebtedness. Therefore, the free operating cash flow does neither take into account any passive interest rates related to the capital structure financing (such as long-term loans or debentures), nor any active interest rates related to cash balances investments.

The methodology adopted also takes into account that all the cash balances, in addition to the minimum required for the company’s regular operation, were distributed to the its capital providers. This distribution only has simulation effects and does not reflect the company’s dividends distribution policy.

Residual Value

The Residual Value is the company’s remaining value at the end of projections (after the 7th year). The Perpetual Growth Method was used in its calculation, which presupposes that the cash flow generated over the past year of the period to which projections were made, will grow continuously. In this case, we can demonstrate that the calculation of the residual value observes the following formula:

Figure 3 – Formula to calculate the residual value

Company’s present value

The company’s present value is the sum of cash flows and the residual value, discounted.

From this value, the following adjustments shall be made:

  Addition of the present value of cash equivalents balances;

  Addition of the present value of other company’s assets, which do not contribute to the formation of cash flows;

  Deduction of the present value of possible debts related to the financing of its capital structure;

  Deduction of the present value of the company’s liabilities not reflected on the cash flow projections.

Figure 4 – Adjustments to carry out the appraisal

Schematic Summary of the Adjustments to be made in the Projected Cash Flow

Perpetuity

To calculate the perpetuity, an actual growth of cash flow at 0.5% p.a. was projected.

Discount Rate

The discount rate, as already presented, corresponds to the company’s weighted average cost of capital (item 4.7.4).

Financing cost through the equity capital

The financing cost through the equity capital was estimated by the WACC model, which relates the investor’s expected return to the risk level incurred by it. The calculation of this risk takes into account three factors: country risk, sector risk and liquidity risk.

To estimate the financial cost of equity capital, the U.S. market data are used, as the market data of the Brazilian share market provoke distortions to the model. Therefore, the Country Risk shall be added to the model, removing the U.S. inflation expectation, even the U.S. data bear theirs portion of inflation.

The characteristic equation of the WACC model was already exhibited in the assumptions (item 4.7.1).

Financing cost through third parties’ capital

The financing cost through third parties’ capital corresponds to the interest rates paid to these creditors.

The income tax and social contribution rates have a direct influence of the financing cost of third parties’ capital. Their remuneration expense is deductible for tax purposes. The remuneration cost of third parties’ capital reflects such benefit, as per formula illustrated in the assumptions presentation (item 4.7.3).

7. Value suggested for the company

The suggested value for the CMA's shares is derived from the comparison of appraisal results through three distinct methods:

  Appraisal by the discounted cash flow;
  Book value of the shareholders' equity;
  Average value traded at the stock exchange over the past 12 months.

7.1. Appraisal by the discounted cash flow

The Table 23 below demonstrates the total current value of cash flows of the companies in which CMA holds equity interest. The projections of these cash flows occur as per the assumptions and methodology presented.

Table 23 - Projected cash flows – current values R$ (000)

Company	2004	2005	2006	2007	2008	2009	2010

Anápolis	533	168	391	447	506	573	651
Bauru	1,466	(169)	502	532	560	589	629
Campo Grande	3,870	950	2,232	2,535	2,867	3,236	3,654
Goiânia	7,826	2,281	3,846	4,071	4,291	4,523	4,729
Piracicaba	2,692	179	1,130	1,224	1,320	1,423	1,526
Ribeirão Preto	3,369	(70)	1,286	1,332	1,374	1,418	1,467
Sorocaba	3,785	1,103	2,499	2,670	2,739	2,753	2,761
S. J. Rio Preto	1,619	(246)	523	541	556	573	593
São Paulo	67,936	66,267	112,179	116,957	119,382	109,770	111,844

Reyc	12,559	12,733	13,165	13,472	13,784	14,102	14,253

Multicanal	(338)	(338)	(338)	(338)	(338)	(338)	(338)
CMA Parent company	(54)	(54)	(54)	(54)	(54)	(54)	(54)

CMA's share in the cash flows

These cash flows represent the value available for the shareholders during the 7-year projection. Each shareholder would be entitled to a percentage of these cash flows according to its equity interest in each company. The companies' equity interests on 03/31/2004, date of the last disclosure of CMA 's accounting statements, correspond to those presented in the chapter 3 of this report. Nevertheless, for the effects of an economic valuation, there is a modification in the percentages of equity interest in Multicanal, the single direct investment of CMA , during the projections.

This occurs because Multicanal shows a liability at R$ 546.38 million in the account advance for future capital increase (AFCI) with declared purpose of payment of subscribed capital. Net Serviços, its majority shareholder (holding 86% of the common shares) is the exclusive creditor of these liabilities. Net Serviços informed to B&C+S that:

  It is exclusive creditor of AFCI;

  It intends to pay in full the referred AFCI to the Multicanal's capital up to December 31, 2004. The value of new shares for the effects of payment in full of AFCI corresponds to one centavo per lot of a thousand shares (R$ 0.01). This value is inferior to the book value of the capital stock per share before the payment in full of AFCI. Nevertheless, Net Serviços considers that this value exceeds the shareholders' equity value per share.

CMA , as Multicanal's shareholder, would be entitled to participate in this capital increase to maintain its equity interest. Nevertheless, in relation to the AFCI mentioned above, CMA informed to B&C+S that:

  "Currently, the Company is not interested in participating in any increase of MULTICANAL TELECOMUNICAÇÕES S.A.'s capital stock, without damage to its preemptive right."

The Table below exhibits the CMA 's interest before and after this theoretical payment of Net Serviços' subscribed capital to the equity of Multicanal, by the amount of R$ 0.01 per lot of a thousand shares.

Table 24 - Multicanal's share composition before and after the payment in full of AFCI

TABELA 24

Source: Net Serviços

Taking into account December 31, 2004 as the date for the payment in full of AFCI, the CMA 's interest on cash flows projected (Table 23) is the following:

Table 25 - CMA's average interests per company on cash flows in the year

Company	2004	2005	2006	2007	2008	2009	2010

Anápolis	14.00%	0.04%	0.04%	0.04%	0.04%	0.04%	0.04%
Bauru	14.00%	0.04%	0.04%	0.04%	0.04%	0.04%	0.04%
Campo Grande	14.00%	0.04%	0.04%	0.04%	0.04%	0.04%	0.04%
Goiânia	14.00%	0.04%	0.04%	0.04%	0.04%	0.04%	0.04%
Piracicaba	14.00%	0.04%	0.04%	0.04%	0.04%	0.04%	0.04%
Ribeirão Preto	14.00%	0.04%	0.04%	0.04%	0.04%	0.04%	0.04%
Sorocaba	14.00%	0.04%	0.04%	0.04%	0.04%	0.04%	0.04%
S. J. Rio Preto	14.00%	0.04%	0.04%	0.04%	0.04%	0.04%	0.04%
São Paulo	0.30%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Reyc	14.00%	0.04%	0.04%	0.04%	0.04%	0.04%	0.04%

Multicanal	14.00%	0.04%	0.04%	0.04%	0.04%	0.04%	0.04%
CMA Parent company	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

For cash flow effects, interests in 2004 correspond to the average of interests before and after the payment in full of AFCI weighted by the quantity of days in 2004. This year, the interest corresponds to :

  Percentages corresponding to the interests before the payment in full of AFCI: 100% of the time;

  Percentages corresponding to the interests after the payment in full of AFCI: 0% of the time.

The Table 26 below exhibits the cash flows indirectly made available to CMA . The values arise from the application of the percentages of CMA 's interest (Table 24) to the cash flows projected (Table 25).

Table 26 - Cash flows available to the CMA's shareholders –Current values - R$ (000)

Company	2004	2005	2006	2007	2008	2009	2010

Anápolis	75	0	0	0	0	0	0
Bauru	205	(0)	0	0	0	0	0
Campo Grande	542	0	1	1	1	1	1
Goiânia	1,096	1	1	1	2	2	2
Piracicaba	377	0	0	0	0	1	1
Ribeirão Preto	472	(0)	0	0	1	1	1
Sorocaba	530	0	1	1	1	1	1
S. J. Rio Preto	227	(0)	0	0	0	0	0
São Paulo	203	1	1	1	1	1	1

Reyc	1,758	5	5	5	5	5	5

Multicanal	(47)	(0)	(0)	(0)	(0)	(0)	(0)
CMA Parent Company	(54)	(54)	(54)	(54)	(54)	(54)	(54)

Total - current values	5,382	(47)	(44)	(43)	(43)	(43)	(42)

Present value of projections and summary of the company's appraisal

The Table 27 below exhibits the present value of CMA 's shareholders cash flow obtained from the assumptions and methodology presented.

Table 27 - Present value of the shareholder's cash flow

Present value of shareholder's cash flow	R$ (000)

Current value of transfers of capital and dividends distributed during a 7-year projection	5,120
Applied discount annual rate	9.34%
Present value of dividends distributed during a 7-year projection	4,960

The company's residual value, R$ 257 thousand negative (Table 28), was added to the present value of shareholders' cash flow (R$ 4.96 million) summing up a present value of projections of R$ 4.7 million (Table 32). The residual value basically corresponds to the payment flow of administrative expenses of the parent company CMA. These expenses exceed the value projected for the CMA 's percentage in the cash flow of companies in which it holds an interest.

Table 28 - Residual value– after the 7th year

Residual Value	R$ (000)

Shareholder's cash flow - last year of projection	(42)
Estimate for shareholder's cash flow - 12 months after projection	(42)
Perpetuity value by the end of last year of projection	(480)
Perpetuity present value	(257)

The adjustments amounts were added to the projections present value. These adjustments eliminate long-term assets and liabilities, which are annulled in the balance sheet consolidation of the companies in which CMA holds interest. The adjustments also take into account the assets and liabilities amounts equivalent to the CMA's indirect equity interest after the payment in full of the AFCI. All the amounts were obtained from the balance sheets dated 12/31/2003.

Adjustments made:

  Addition of the cash equivalents balance: R$ 11,6 thousand (Table 29);

  Addition of long-term assets and non-operating assets: R$ 19 thousand (Table 30);

  Subtraction of long-term liabilities. These liabilities correspond to various long-term obligations and loans: R$ 94,7 thousand (Table 31).

Table 29 - Cash equivalents balances – R$ (000)

Company	2003 Balance sheet available	CMA Equiv.

Anápolis	460	0
Bauru	2,139	1
Campo Grande	3,031	1
Goiânia	4,640	2
Piracicaba	2,959	1
Ribeirão Preto	3,801	1
Sorocaba	3,591	1
S. J. Rio Preto	2,012	1
São Paulo	30,813	0
Reyc	101	0
Cabodinâmica	0	0
Multicanal	7	0
CMA parent company	3	3

TOTAL	53,556	12

Table 30 - Long-term assets and non-operating assets – R$ (000)

Company	RLP 2003 balance sheet	Deductions and adjustments	Total after deductions	CMA Equivalence

Anápolis	345		345	0
Bauru	78		78	0
Campo Grande	108		108	0
Goiânia	2,705		2,705	1
Piracicaba	69		69	0
Ribeirão Preto	424		424	0
Sorocaba	536		536	0
S. J. Rio Preto	100		100	0
São Paulo	36,262		36,262	0
Reyc	60,341	(59,270)	1,071	0
Cabodinâmica	0		0	0
Multicanal	(459,049)	504,811	45,762	17
CMA parent company			-	-

TOTAL	(358,083)	445,542	87,459	19

Table 31 - Long-term liabilities – R$ (000)

Company	ELP 2003 balance sheet	Loans- 2003 balance sheet	Liability before deductions	Deductions for valuation			Liability after deductions	Liability - CMA's equivalence

				ELP with CMA's affiliated companies	AFCI	Total Deductions

Anápolis	18,828		18,828	(191)	(18,608)	(18,799)	28	0
Bauru	2,875		2,875	(2,704)		(2,704)	171	0
Campo Grande	4,352		4,352	(4,074)		(4,074)	278	0
Goiânia	1,591		1,591	(1,025)		(1,025)	566	0
Piracicaba	4,043		4,043	(3,758)		(3,758)	285	0
Ribeirão Preto	5,233		5,233	(3,640)		(3,640)	1,593	1
Sorocaba	4,799		4,799	(4,019)		(4,019)	780	0
S. J. Rio Preto	5,587		5,587	(1,689)		(1,689)	3,898	1
São Paulo	73,627		73,627		(30,294)	(30,294)	43,333	0
Reyc	11,985	97,623	109,608			-	109,608	40
Cabodiâmica	8		8			-	8	0
Multicanal	664,360		664,360	(59,270)	(546,377)	(605,647)	58,713	21
CMA parent company	82,672		82,672	(82,642)		(82,642)	30	30

TOTAL	879,959	97,623	977,582	(163,012)	(595,279)	(758,291)	219,291	95

Table 32 - Summary of the appraisal

Company's valuation on 12/31/2003	CMA Equivalence R$ (000)

Present value of shareholder's cash flow	4,960
Perpetuity present value	(257)

Projections present value (=)	4,704

Value of Liabilities on 12/31/2003	(95)
Value of non-operating assets and long-term assets	19
Cash equivalents balance	12

Value suggested for shareholder's capital (=)	4,640

The sum of the items presented, illustrated in the Table 32, following the valuation methodology explained herein, information provided by Net Serviços and Boucinhas & Campos' analyses reached the amount of R$ 4,640,000.00 . This is the value suggested for CMA on December 31, 2003.

Taking into account that CMA had on this date 3.45 billion of shares, the value suggested per lot of a thousand shares is R$ 1.345 .

This value considers the dilution of CMA 's interest in Multicanal in view of the payment in full of the AFCI on the part of Net Serviços in the Multicanal's capital on December 31, 2004.

7.2. Book value of the shareholders' equity

This method is not the most adequate to appraise the value of CMA 's shares. This does not reflect the expectation of cash generation for the company's shareholders.

CMA exhibited in its accounting statements dated 03/31/2004 a negative value of the shareholders' equity at R$ 80.4 million (R$ 81.15 million negative on 12/31/2003).

Last periodic information sent to CVM, pursuant to the Article 8, paragraph 3, II of the CVM's IN (Regulatory Instruction) 361/2002

7.3. Average value of the exchange -traded stocks

The last transaction occurred on 12/10/2003. In this transaction, the value of trading of shares reached R$ 0.54 per lot of a thousand. This corresponds to a maximum value traded over the past twelve months. The average of values traded at the stock exchange over the past 12 months corresponds to R$ 0.27 per lot of a thousand shares (Table 33).

Nevertheless, the trading volume of CMA 's shares at the stock exchange does not reach significant levels. In view of this fact, this method does not properly reflect its value.

Table 33 - Trading of CMA's shares (CMA Part PN - CMMA4)

Trading date	Quant. of Notes Traded	Volume - R$	Average value - R$ (lot of a thousand)

June 17,2003	1,000,000	200	0.20
July 17,2003	100,000	11	0.11
September 3,2003	100,000	16	0.16
September 9,2003	500,000	100	0.20
September 25,2003	100,000	27	0.27
October 14,2003	100,000	25	0.25
October 29,2003	100,000	25	0.25
November 18,2003	100,000	26	0.26
December 2,2003	700,000	210	0.30
December 3,2003	900,000	180	0.20
December 10,2003	700,000	378	0.54

Total of last 12 months	4,400,000	1,198

Weighted average price of quoted shares			0.27

Source: Economática, June 2004

7.4. Conclusion of the appraisal

The discounted cash flow method better represents the value of CMA 's shares. Therefore, the value suggested for the CMA 's shares on 12/31/2003 is R$ 1.345 per lot of a thousand shares.

8. Appraiser's declarations

Boucinhas & Campos + Soteconti, in its capacity as appraiser, declares that:

  Neither the company, nor its partners, and persons bound by it or to its partners and/or hold under their administration CMA Participações S.A. 's shares.;

  The most appropriate criterion of appraisal, amongst those included in this Report, to determine the fair value is the discounted cash flow;

  There is no conflict of interests diminishing the independence necessary to the performance of its duties;

  It shall receive from the offeror the amount of forty thousand Reais (R$40,000.00) for the preparation of the Appraisal Report;

  Over the twelve (12) months prior to the date of execution of this Appraisal Report, it did not receive any amount from the company as remuneration for any consulting, economic valuation services and related matters.

Boucinhas & Campos + Soteconti has a vast experience in economic-financial valuation of companies and performs in the Brazilian market as an audit company for more than 50 years. Amongst the companies appraised by Boucinhas & Campos + Soteconti , by the discounted cash flow method, we point out the following publicly traded companies :

  Duratex S.A. – 2003;

  Companhia de Energia Elétrica do Estado de Tocantins - Usinas da CELTINS, a company currently pertaining to the Caiua open-capital group – 2002;

  Companhia Nacional de Energia Elétrica – a company currently pertaining to the Caiua open-capital group – 2000;

  Itaú Seguros S.A. – 1997.

Amongst the companies appraised by the weighted average value of Exchange traded shares or by the Adjusted Equity Value, we point out the following publicly traded companies:

  Banco Itaú S.A. – 2003;

  Ciquine S.A. - 2003;

  Elekeiroz S.A - 2003.

The technician responsible for the appraisal signs this report.

São Paulo , June 03, 2004.
 Salvador Francisco Conti
Partner-Director
Boucinhas & Campos + Soteconti
Auditores Independentes S/S

ATTACHMENT

Attachment 1 – Detailed assumptions

Quantity of subscribers – pay-television

	2000	2001	2002	2003	2004

Anápolis	2,602	2,702	2,330	2,218	2,467
Bauru	9,944	9,560	8,679	8,018	8,266
Campo Grande	13,572	13,221	12,331	12,275	13,608
Goiânia	23,352	23,850	21,298	20,821	21,779
Piracicaba	15,763	14,468	13,458	12,558	13,286
Ribeirão Preto	17,936	17,681	16,613	15,892	16,188
Sorocaba	15,904	15,415	13,979	13,422	13,335
S. J. Rio Preto	11,661	10,952	9,686	9,035	9,155
São Paulo	398,856	454,606	447,079	448,338	455,317

Total	509,590	562,456	545,453	542,576	553,401

Source: Net Serviços

Quantity of subscribers - Vírtua

	2000	2001	2002	2003	2004

Sorocaba	567	1,174	1,291	1,839	3,637
São Paulo	2,798	14,564	17,963	25,038	47,060

Total	3,365	15,738	19,254	26,877	50,697

Source: Net Serviços

Monthly fees – actual average revenue per user (ARPU) - R$ dated 12/31/2003

	2000	2001	2002	2003	2004 to 2010

Pay-TV- monthly fees - actual ARPU

Anápolis	84.0	80.1	73.6	80.9	80.9
Bauru	92.5	89.6	75.7	81.7	81.7
Campo Grande	91.7	91.2	78.5	83.3	83.3
Goiânia	88.1	87.9	78.2	82.4	82.4
Piracicaba	86.1	85.6	70.8	76.6	76.6
Ribeirão Preto	90.5	90.6	77.2	82.1	82.1
Sorocaba	89.7	87.5	75.7	79.3	79.3
S. J. Rio Preto	89.7	88.8	76.2	81.2	81.2
São Paulo	94.0	91.6	83.3	85.2	85.2
Pay-TV average	93.0	91.0	82.0	84.4	84.4

Vírtua - monthly fees - actual ARP

Sorocaba	-	49.6	58.7	50.1	50.1
São Paulo	-	74.5	67.1	62.7	62.7
Vírtua Average	-	72.6	66.5	61.8	61.8

Source: Net Serviços

Attachment 1 – Detailed assumptions – (continued)

Sign-on – actual average revenue per user (ARPU) - R$ dated 12/31/2003

	2000	2001	2002	2003	2004 to 2010

Pay-TV - sign-on - actual ARPU

Anápolis	120.4	125.7	202.3	51.2	30.2
Bauru	168.8	143.5	189.6	59.4	37.3
Campo Grande	206.5	174.0	190.2	71.3	35.1
Goiânia	139.2	145.6	187.7	58.3	22.9
Piracicaba	182.5	172.3	179.4	53.1	39.1
Ribeirão Preto	174.8	179.3	212.4	60.6	39.7
Sorocaba	479.6	135.5	165.5	58.0	37.7
S. J. Rio Preto	190.1	142.6	187.7	58.2	34.5
São Paulo	233.7	175.0	224.4	90.2	37.7
Average Pay-TV	228.5	172.3	218.9	83.7	36.6

Vírtua - sign-on - actual ARPU

Sorocaba	-	579.9	79.7	17.0	-
São Paulo	-	143.7	83.0	37.2	-
Average Vírtua	-	159.6	82.8	35.5	-

Source: Net Serviços

Turnover rate – pay-television

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Anápolis	14.9%	36.6%	27.6%	34.6%	30.4%	29.9%	29.3%	28.7%	28.7%	28.7%	28.7%
Bauru	20.4%	22.8%	20.0%	17.0%	14.1%	13.9%	13.6%	13.3%	13.3%	13.3%	13.3%
Campo Grande	13.1%	19.8%	15.9%	16.9%	16.3%	16.0%	15.7%	15.4%	15.4%	15.4%	15.4%
Goiânia	13.0%	28.2%	24.3%	24.2%	26.7%	26.2%	25.7%	25.2%	25.2%	25.2%	25.2%
Piracicaba	18.2%	23.5%	15.6%	16.6%	11.2%	11.0%	10.8%	10.6%	10.6%	10.6%	10.6%
Ribeirão Preto	14.4%	20.7%	18.7%	16.8%	14.6%	14.3%	14.1%	13.8%	13.8%	13.8%	13.8%
Sorocaba	14.3%	22.4%	16.6%	17.2%	18.5%	18.2%	17.8%	17.5%	17.5%	17.5%	17.5%
S. J. Rio Preto	15.2%	24.1%	21.9%	20.5%	20.1%	19.7%	19.3%	18.9%	18.9%	18.9%	18.9%
São Paulo	17.4%	19.6%	18.5%	18.2%	15.3%	15.1%	14.8%	14.5%	14.5%	14.5%	14.5%

Total	16.9%	20.4%	18.7%	18.4%	15.9%	15.6%	15.3%	15.0%	15.0%	15.0%	15.0%

Source: Net Serviços

Turnover rate - Vírtua

	2000	2001	2002	2003	2004 to 2010

Sorocaba	6.0%	25.9%	9.9%	11.9%	13.7%
São Paulo	6.4%	14.3%	25.4%	15.3%	13.5%

Total	6.3%	15.2%	24.4%	15.1%	13.5%

Source: Net Serviços

Quantity of Vírtua's subscribers / pay-television subscribers

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Sorocaba	3.6%	7.6%	9.2%	13.7%	27.3%	42.3%	52.8%	56.6%	58.1%	58.1%	58.1%
São Paulo	0.7%	3.2%	4.0%	5.6%	10.3%	15.8%	19.4%	20.5%	20.6%	20.6%	20.6%

Total	0.8%	3.3%	4.2%	5.8%	10.8%	16.5%	20.3%	21.5%	21.6%	21.6%	21.6%

Source: Net Serviços

Attachment 1 – Detailed assumptions – (continued)

Cost of services - R$ unit (R$ dated 12/31/2003)

	2000	2001	2002	2003	2004 to 2010

Programming - R$ per subscriber p.a.

Anápolis	-	274	292	257	257
Bauru	-	319	300	290	290
Campo Grande	-	323	304	304	304
Goiânia	-	309	300	301	301
Piracicaba	-	295	256	249	249
Ribeirão Preto	-	339	320	306	306
Sorocaba	-	304	292	274	274
S. J. Rio Preto	-	326	310	302	302
São Paulo	-	334	339	308	308

CMA Average	-	330	332	305	305

Subscribers cost - R$ per subscriber p.a.

Anápolis	-	210	184	184	184
Bauru	-	354	299	306	306
Campo Grande	-	337	252	214	214
Goiânia	-	205	177	154	154
Piracicaba	-	310	241	226	226
Ribeirão Preto	-	314	240	240	240
Sorocaba	-	373	319	277	277
S. J. Rio Preto	-	244	213	241	241
São Paulo	-	291	248	210	210

CMA Average	-	292	246	212	212

Source: Net Serviços

Attachment 1 – Detailed assumptions – (continued)

Operating expenses (R$ dated 12/31/2003)

	2000	2001	2002	2003	2004 to 2010

Administrative expenses - R$ (000) p.a.

Anápolis	384	354	237	261	261
Bauru	1,418	1,005	591	693	693
Campo Grande	1,995	1,304	660	955	955
Goiânia	4,390	2,180	1,035	1,632	1,632
Piracicaba	1,917	1,304	710	1,013	1,013
Ribeirão Preto	2,885	2,061	1,504	1,395	1,395
Sorocaba	3,434	2,492	1,391	1,430	1,430
S. J. Rio Preto	1,547	1,099	673	874	874
São Paulo	73,458	57,245	24,397	29,161	29,161

CMA Average	91,427	69,043	31,198	37,413	37,413

Marketing expenses, operations and product per pay-TV sign-on - R$

Anápolis	170	58	16	133	133
Bauru	259	178	14	131	131
Campo Grande	271	96	16	80	80
Goiânia	235	122	62	109	109
Piracicaba	409	101	21	71	71
Ribeirão Preto	267	115	35	99	99
Sorocaba	451	217	47	96	96
S. J. Rio Preto	229	142	20	76	76
São Paulo	322	225	83	232	232

Total	317	212	76	204	204

Doubtful accounts expenses - % Groos revenue

Anápolis	2.6%	5.7%	4.1%	2.1%	3.1%
Bauru	2.2%	1.9%	3.3%	1.0%	2.1%
Campo Grande	1.2%	2.5%	1.9%	0.5%	1.2%
Goiânia	1.5%	5.2%	2.8%	1.9%	2.4%
Piracicaba	0.9%	1.7%	1.2%	1.4%	1.3%
Ribeirão Preto	1.1%	2.0%	2.5%	0.8%	1.7%
Sorocaba	1.2%	2.6%	4.6%	1.2%	2.9%
S. J. Rio Preto	1.0%	2.4%	2.8%	1.6%	2.2%
São Paulo	1.4%	2.0%	2.6%	1.8%	2.2%

Total CMA	1.4%	2.2%	2.6%	1.7%	2.2%

Other operating expenses/revenues - % Gross revenue

Anápolis	-1.2%	-4.5%	0.1%	-20.7%	-2.2%
Bauru	-1.1%	-0.7%	4.4%	-5.6%	-0.6%
Campo Grande	-0.6%	-0.8%	-1.8%	-3.8%	-2.8%
Goiânia	-0.9%	-0.3%	-2.0%	-3.2%	-2.6%
Piracicaba	-0.9%	-0.6%	-7.7%	-5.9%	-6.8%
Ribeirão Preto	-0.7%	-0.1%	-4.0%	-5.7%	-4.9%
Sorocaba	-0.8%	-0.6%	-1.4%	-3.8%	-2.6%
S. J. Rio Preto	-0.8%	-1.2%	-30.4%	-5.3%	-5.3%
São Paulo	-0.7%	-1.2%	-5.8%	0.2%	-2.8%

Total CMA	-0.7%	-1.1%	-5.7%	-0.7%	-3.2%

Source: Net Serviços

Attachment 1 – Detailed assumptions – (continued)

Depreciation expenses in relation to the fixed assets balance in the previous year

	2000	2001	2002	2003	2004 to 2010

Depreciation - expense in relation to the balance of previous fixed assets

Anápolis	0.0%	11.8%	4.7%	3.9%	3.9%
Bauru	0.0%	12.1%	3.8%	3.9%	3.9%
Campo Grande	0.0%	9.3%	3.0%	3.5%	3.5%
Goiânia	0.0%	13.0%	4.5%	3.9%	3.9%
Piracicaba	0.0%	2.0%	3.9%	4.9%	4.9%
Ribeirão Preto	0.0%	6.0%	3.7%	3.9%	3.9%
Sorocaba	0.0%	11.9%	5.0%	5.1%	5.1%
S. J. Rio Preto	0.0%	5.3%	3.6%	3.9%	3.9%
São Paulo	0.0%	12.1%	5.4%	6.2%	6.2%

CMA Average		11.6%	5.1%	5.8%	5.8%

Source: Net Serviços

Other investments in fixed assets made in 2003

Controlled company	Total R$ (000)	% Gross Revenue

Anápolis	93	4.2%
Bauru	335	4.2%
Campo Grande	514	4.0%
Goiânia	877	4.1%
Piracicaba	525	4.5%
Ribeirão Preto	665	4.2%
Sorocaba	562	4.0%
S. J. Rio Preto	378	4.2%
São Paulo	13,934	2.9%
General Total	17,884	3.1%

Attachment 1 – Detailed assumptions – (continued)

Average indexes used in the balance sheet projection

Controlled company	PDD	PMRE	PMPC	PMRV	CG

Anápolis	31%	12.0	3.5	1.0	1.5
Bauru	28%	5.6	1.3	1.0	1.5
Campo Grande	27%	5.4	1.6	1.0	1.5
Goiânia	33%	6.4	5.0	1.0	1.5
Piracicaba	12%	3.7	3.5	1.0	1.5
Ribeirão Preto	20%	5.7	2.1	1.0	1.5
Sorocaba	52%	4.7	1.8	1.0	1.5
S. J. Rio Preto	24%	7.5	1.7	1.0	1.5
São Paulo	22%	3.0	2.7	1.0	1.5

Multicanal	23%	3.4	3.0	1.0	1.5

Description:
PDD - Provision for doubtful receivables/clients - %
PMRE - Inventories average term - inventory/ monthly investment in subscribers (month)
PMRV - Average term for sales receipt (months)
PMPC - Average term for payment of expenses (months)
CG - Months of expenses necessary to maintain in cash equivalents
Source: Net Serviços and B&C+S calculations

Balance of the accumulated amortization in relation to the deferred assets - cost

	2000	2001	2002	2003	2004 to 2010

Balance of accumulated amortization in relation to deferred assets - cost

Anápolis	-73.0%	-85.8%	-96.9%	-95.9%	-95.9%
Bauru	-62.4%	-65.3%	-77.2%	-83.7%	-83.7%
Campo Grande	-62.5%	-65.0%	-77.6%	-82.5%	-82.5%
Goiânia	-67.5%	-78.8%	-92.0%	-91.7%	-91.7%
Piracicaba	-43.1%	-67.1%	-81.3%	-84.8%	-84.8%
Ribeirão Preto	-56.7%	-61.0%	-76.3%	-84.8%	-84.8%
Sorocaba	-61.5%	-65.6%	-79.5%	-83.6%	-83.6%
S. J. Rio Preto	-71.1%	-64.6%	-79.3%	-85.7%	-85.7%
São Paulo	-56.7%	-25.2%	-84.3%	-88.8%	-88.8%

Total	-57.9%	-27.5%	-84.3%	-88.6%	-88.6%

Source: Net Serviços and B&C+S calculations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.